02055055

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan
Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

FILE NO. 82- 5022 FISCAL YEAR 9/30/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 9/25/02

Annual Report 2000

KUALA LUMPUR KEPONG BERHAD

5043-V)

C O R P O R A T E   O B J E C T I V E S

CORPORATE OBJECTIVES

To earn a fair return on investments.

To maintain steady dividend payments and adequate dividend cover.

To sustain growth through re-investment of retained profits.

To maintain a high standard of business ethics and practices.

To fulfil our social responsibilities in the community in which we operate.

C O R P O R A T E   M I S S I O N

CORPORATE MISSION

To offer quality products and services at competitive prices.

To be a good and responsible corporate citizen.

C O N T E N T S

CONTENTS











Cover Rationale

At the turn of this new millennium, it is only appropriate that the cover is redesigned to reflect our continuous commitment to our business ventures. The overall green is still retained to underscore the core business of the Group, mainly plantations. Green also represents our concern for the environment and that our activities take cognisance of the environment. The lettering is in white to signify our true and sincere spirit in the activities we engage in.

BOARD OF DIRECTORS



STANDING FROM LEFT TO RIGHT:

Yeoh Chin Hin
Yeoh Eng Khoon
Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman
Datuk Abdul Rahman bin Mohd. Ramli
Lee Soon Hian
Tan Sri Dato' Thong Yaw Hong
YM Dato' Tengku Robert Hamzah
Ong Beng Kee
Dato' Lee Hau Hian

SITTING FROM LEFT TO RIGHT:

Dato' Lee Oi Hian
Charles Letts
R.M. Alias

CORPORATE INFORMATION

BOARD OF DIRECTORS	Dato' Lee Oi Hian - *Executive Chairman* Yeoh Chin Hin @ Charles Letts YM Dato' Tengku Robert Hamzah R.M. Alias @ Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman @ Ong Beng Kee - *Executive Director* Dato' Lee Hau Hian Tan Sri Dato' Thong Yaw Hong Lee Soon Hian - *Executive Director* Datuk Abdul Rahman bin Mohd. Ramli Yeoh Eng Khoon *(Alternate to Yeoh Chin Hin)* *@ Member of Remuneration Committee*
COMPANY SECRETARIES	J.C. Lim Fan Chee Kum
AUDITORS	KPMG
PRINCIPAL REGISTRAR AND REGISTERED OFFICE	Kuala Lumpur Kepong Berhad, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia. Telephone : 605-2417844 Fax : 605-2535018
BRANCH REGISTRAR	M.P. Evans (UK) Ltd., 3, Clanricarde Gardens, Tunbridge Wells, Kent TN1 1HQ, England. Telephone : 01892-516333 Fax : 01892-518639
BANKERS	Malayan Banking Berhad HSBC Bank Malaysia Berhad Public Bank Berhad RHB Bank Berhad Citibank N.A.
STOCK EXCHANGE LISTINGS	Kuala Lumpur Stock Exchange London Stock Exchange

NOTICE OF MEETING

Notice is hereby given that the Twenty-eighth Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 21st February, 2001 at 12.30 p.m. for the following purposes:-

1. To receive and consider the financial statements for the year ended 30th September, 2000 and the Directors' and Auditors' reports thereon. (RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 5 sen per share less 28% Malaysian Income Tax. (RESOLUTION 2)

3. To re-elect the following Directors:-

   (i) Ong Beng Kee (RESOLUTION 3)
   (ii) Dato' Lee Hau Hian (RESOLUTION 4)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:-

   (i) Yeoh Chin Hin (RESOLUTION 5)
   (ii) Charles Letts (RESOLUTION 6)
   (iii) Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman (RESOLUTION 7)
   (iv) Tan Sri Dato' Thong Yaw Hong (RESOLUTION 8)

5. To fix and approve Directors' fees for the year ended 30th September, 2000 amounting to RM671,000 (1999: RM666,000). (RESOLUTION 9)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (RESOLUTION 10)

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following as an Ordinary Resolution:- (RESOLUTION 11)

   PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

   THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 2.8% of the total issued and paid-up share capital of the Company (equivalent to 20,000,000 shares in the Company based on its current issued and paid-up share capital [excluding treasury shares] of 710,177,128 shares of RM1.00 each as at 1st December, 2000) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30th September, 2000 was RM699 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by the Kuala Lumpur Stock Exchange or any other relevant authority.

8. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

29th December, 2000.

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) The final and special dividends, if approved, will be paid on 20th March, 2001 to all shareholders on the Register of Members as at 22nd February, 2001.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividends only in respect of:-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 20th February, 2001 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 12.30 p.m. on 22nd February, 2001 in respect of ordinary transfers; and

(iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 22nd February, 2001 will be registered for entitlements to the dividend payments.

(4) For Resolution 11, further information on the Share Buy Back is set out in the Circular to Shareholders of the Company dated 29th December, 2000 which is despatched together with the Company's 2000 Report and Financial Statements.

(A proxy form is enclosed with this Report and Financial Statements).

CORPORATE CALENDAR

1st NOVEMBER, 1999
Successful commissioning of 3 tn/hr Mandau Rubber Factory, Duri, Sumatra, Indonesia.


Mandau Rubber Factory, Duri, Sumatra, Indonesia


KUALA LUMPUR KEPONG BERHAD
NACRA Award

18th NOVEMBER, 1999
KLK's Annual Report 1998 was awarded with the Certificate of Merit by The National Annual Corporate Report Awards 1999 (NACRA) for excellent corporate reporting among public listed companies.

25th NOVEMBER, 1999
Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30th September, 1999.

23rd FEBRUARY, 2000
Announcement of the Group's 1st Quarter Results for period ended 31st December, 1999.

The Company's 27th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

9th - 10th MARCH, 2000
KLK co-sponsored the Malaysia-Indonesia Business Forum which was held in Indonesia with the *Malaysian Delegation led by the Prime Minister, YAB Dato' Seri Dr Mahathir Mohamad.*


Malaysia - Indonesia Business Forum

20th MARCH, 2000
Payment of a final dividend of 9 sen per share and special dividend of 5 sen per share, less 28% income tax for the financial year ended 30th September, 1999.


SIGNING
OF
MEMORANDUM OF UNDERSTANDING
BETWEEN
BERNAS
AND
KUALA LUMPUR
Memorandum of Understanding between BERNAS and KLK

6th APRIL, 2000
The Company entered into a Memorandum Of Understanding ("MOU") with Padiberas Nasional Berhad ("BERNAS") to formalise their intentions to cooperate with each other for their mutual benefit to explore the opportunities in counter-trade with suitable counter-parts from other countries to promote bilateral trade. The counter-trade will involve the exchange of commodities particularly but not limited to palm oil and/or rice for any agreeable commodities.

19th APRIL, 2000
KLK's Director, Lee Hau Hian was conferred the Darjah Dato' Paduka Mahkota Perak (D.P.M.P.) by the Sultan of Perak Darul Ridzuan which carries the title Dato' on the auspicious occasion of His Royal Highness' 72nd Birthday.


Dato' Lee Hau Hian receives the D.P.M.P. award from the Sultan of Perak



Assistant Managers' Conference

25th MAY, 2000
The annual Assistant Managers' Conference (Plantations) was held at Laketown Resort, Bukit Merah, Perak Darul Ridzuan.

26th MAY, 2000
Announcement of the Group's 2nd Quarter Results together with the interim dividend for the year ending 30th September, 2000.

8th JUNE, 2000
Seminar for Head Office Executives on "Understanding Crude Palm Oil Futures" conducted by Commodity and Monetary Exchange of Malaysia ("COMMEX").

9th AUGUST, 2000
Payment of an interim dividend of 6 sen per share, less 28% income tax for financial year ending 30th September, 2000.

10th AUGUST, 2000
The annual Managers' Conference (Plantations) and Long Service Presentation were held at Heritage Hotel, Ipoh.



Managers' Conference



Official Launch of the ISO 14001

26th AUGUST, 2000
Launch of ISO 14001 with regards to safeguarding the environment at Tanjong Malim Rubber Factory.

29th AUGUST, 2000
Announcement of the Group's 3rd Quarter Results for the period ended 30th June, 2000.

1st SEPTEMBER, 2000
Successful commissioning of 45 tn/hr Lungmanis Palm Oil Mill in Lahad Datu, Sabah.

13th SEPTEMBER, 2000
KLK participated in the KLSE Investors' Week organised by the Kuala Lumpur Stock Exchange held at the Exchange Square, Kuala Lumpur with a presentation on the Group's activities and financial highlights.



KLK's panel of speakers


MINGGU PELABUR
BSKL
2000
KLSE
INVESTORS WEEK

Part of the large crowd listening to the Company's presentation



Official opening of SWP Mill, Belitung, Indonesia

26th SEPTEMBER, 2000
Official opening of the 80 tn/hr SWP Palm Oil Mill, Belitung, Indonesia by Bapak Haji Rosihan Arsyad, Gubernur, Sumatera Selatan.

PLANTATIONS

Bornion Estate Sdn Bhd
60% (Plantation)

Fajar Palmkel Sdn Berhad
100% (Kernel crushing)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Berhad
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling & refining of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)
- ***Parit Perak Plantations Sdn Bhd***
  100% (Plantation)
- **Pinji Horticulture Sdn Bhd**
  100% (Cultivation of ramie)
- **P.T. ADEI Plantation & Industry**
  95% (Plantation)
- **P.T. KLK Agriservindo**
  100% (Management of plantations)
- **P.T. Kreasijaya Adhikarya**
  95% (Dormant)
- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)
- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)
  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)

Kulumpang Development Corporation Sdn Berhad
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Berhad
100% (Plantation)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Sabah Cocoa Sdn Bhd
70% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Berhad
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)
- **Bandar Merchants Sdn Bhd**
  100% (Plantation)
- **Segar Usaha Sdn Bhd**
  100% (Plantation)
- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Berhad
100% (*Management of plantations*)

The Kuala Pertang Syndicate Limited
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Limited
100% (Plantation)

- **K.H. Syndicate Ltd**
  100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

PROPERTIES

KL-K Holiday Bungalows Sdn Berhad
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

- **Betatechnic Sdn Bhd**
  100% (Property development)
- **Colville Holdings Sdn Bhd**
  100% (Property development)
- **KL-Kepong Complex Sdn Bhd**
  100% (Property development)
- **KL-Kepong Country Homes Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Development Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Management Sdn Bhd**
  100% (Property management)
- **Kompleks Tanjong Malim Sdn Bhd**
  80% (Property development)
- **Palermo Corporation Sdn Bhd**
  100% (Property development)

MANUFACTURING

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holdings)

- **B.K.B. Hevea Products Sdn Bhd**
  100% (Manufacturing of parquet flooring products)
  - **B.K.B. Flooring Sdn Bhd**
    100% (Marketing of parquet flooring products)
- **KL-Kepong Cocoa Products Sdn Bhd**
  100% (Manufacturing of cocoa products)
- **KSP Manufacturing Sdn Bhd**
  96% (Manufacturing of soap noodles)
- **Masif Healthcare Products Sdn Bhd**
  100% (Manufacturing of latex examination gloves)
  - **Masif Latex Products Sdn Bhd**
    100% (Manufacturing of household latex gloves)
- **Palmamide Sdn Bhd**
  88% (Manufacturing of esters)
- **Palm-Oleo Sdn Bhd**
  80% (Manufacturing of oleochemicals)

KLK Overseas Investments Ltd
100% (Investment holding)

- **Standard Soap Co. Limited**
  100% (Manufacturing of toiletries)
  - ***Beauty Basics Limited***
    100% (Dormant)
  - **De Muth Limited**
    100% (Dormant)
  - **KLK Cosmetics Limited**
    100% (Dormant)
  - **Personality Beauty Products Limited**
    100% (Dormant)
  - **Premier Soap Co. Limited**
    100% (Dormant)
  - **Zenithpeak Limited**
    100% (Dormant)

Voray Holdings Limited
55% (Investment holding)

- **Hubei Zhong Chang Vegetable Oil Co. Ltd***
  60% (Edible oil refining)
- **Tianjin Voray Bulking Installation Co. Ltd****
  50.1% (Bulking installation)

* *KLK Group effective shareholding 33%*
** *KLK Group effective shareholding 37%*

CORPORATE STRUCTURE

CORPORATE STRUCTURE

RETAILING

CE Holdings Limited
100% (Investment holding)

Crabtree & Evelyn Holdings Ltd
100% (Investment holding)

Crabtree & Evelyn Australia Pty Limited
100% (Distribution of toiletries)

Crabtree & Evelyn Canada, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Ltd
100% (Retailing, distribution & manufacturing of toiletries)

Crabtree & Evelyn Europe B.V.
100% (Investment holding)

Crabtree & Evelyn Austria GmBH
100% (Retailing of toiletries)

Crabtree & Evelyn Deutschland GmBH
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Espana S.A.
100% (Distribution of toiletries)

Crabtree & Evelyn Industrie S.A.
100% (Retailing, distribution & manufacturing of toiletries)

Crabtree & Evelyn (Overseas) Limited
100% (Distribution of toiletries)

Crabtree & Evelyn London S.A.
100% (Retailing of toiletries)

Crabtree & Evelyn London Limited
100% (Dormant)

Scarborough & Co Limited
100% (Dormant)

Crabtree & Evelyn Shop Limited
100% (Manufacturing of jams)

Crabtree & Evelyn Trading Limited
100% (Manufacturing of toiletries)

Windham Manufacturing Limited
100% (Dormant)

Ecemex S.A. DE C.V.
51% (Retailing & distribution of toiletries)

Quillspur Ltd
100% (Investment holding)

Windham Toiletries Limited
100% (Distribution of toiletries)

Crabtree & Evelyn (Hong Kong) Limited
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Malaysia) Sdn Bhd
100% (Retailing of toiletries)

Crabtree & Evelyn Philippines, Inc
70% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Singapore) Pte Ltd
100% (Retailing & distribution of toiletries)

INVESTMENT HOLDING & OTHERS

Jasachem Sdn Bhd
100% (Investment holding)

Kepong Plantations Berhad
100% (In members' voluntary liquidation)

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Farms Pty Limited
100% (Cereal & sheep farming)

KLKI Holdings Limited
100% (Investment holding)

Kuala Lumpur-Kepong Investments Limited
100% (Investment holding)

Leluasa Untung Sdn Bhd
100% (Dormant)

Ortona Enterprise Sdn Bhd
100% (Money lending)

Rubber Fibreboards Sdn Bhd
100% (Dormant)

ASSOCIATED COMPANIES

Applied Agricultural Research Sdn Bhd
50% (Agronomic service & research)

Beijing King Voray Edible Oil Co. Ltd ***
25% (Edible oil refining)

Clarity Crest Sdn Bhd
30% (Property investment)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Key Century Sdn Bhd
30% (Investment holding)

Kumpulan Sierramas (M) Sdn Bhd
33% (Property development)

Lembah Beringin Sdn Bhd
30% (Property development)

Malaysia Pakistan Venture Sdn Bhd
25% (Investment holding)

Pearl River Tyre (Holdings) Limited
31 % (Investment holding & manufacturing of tyres)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

Yule Catto & Co. plc
21% (Chemicals & building products)

**** KLK Group effective shareholding 14%*

GROUP HIGHLIGHTS

FINANCIAL

		2000	1999	1998	1997	1996
Revenue	(RM'000)	**2,224,096**	2,404,255	2,334,725	1,690,897	1,189,217
Profit:-						
before taxation	(RM'000)	**290,079**	399,326	367,943	293,424	671,092
after taxation and minority interests	(RM'000)	**201,880**	370,406	273,964	221,699	584,008
Dividend per share:-						
gross	(sen)	**20.0**	20.0	25.0	15.0	15.0
net	(sen)	**14.4**	14.4	18.0	10.7	10.5
Net tangible asset	(RM'000)	**3,216,082**	3,180,103	2,931,558	2,631,531	2,433,986

PRODUCTION

		2000	1999	1998	1997	1996
Fresh Fruit Bunches	(tonnes)	**1,392,674**	1,271,165	1,128,694	1,228,407	1,132,956
Rubber	('000 kgs)	**24,727**	26,900	25,301	29,283	30,612
Cocoa	('000 kgs)	**1,004**	2,230	2,092	5,578	4,575



Close rapport between teacher and pupil



Educational facilities at estates



The first KDC - GSSB Games



Green book plan at Kilang Kelapa Sawit Jeram Padang



25 years service recipients with top management



Long service award recipient at Kilang Kelapa Sawit Paloh



KDC family day



Staff quarters at KDC, Sabah



Health talk for H.O. executives and staff

HUMAN RESOURCES

We Care . . .

CHAIRMAN'S STATEMENT





Dato' Lee Oi Hian
Executive Chairman

On behalf of the Board of Directors of the KLK Group, I am pleased to present the Annual Report for the financial year ended 30th September, 2000.

For the year under review, the Group made a profit before tax of RM290.08 million, a marked decline of 27.4% from last year. Total turnover for the year at RM2.22 billion was also lower, but by a smaller margin of 7.5%.

However, profit after tax and minority interests fell by a bigger margin of 45.5% to RM201.88 million on account of the fact that last year's profit enjoyed a one-off tax-waiver. As a result, earnings per share were correspondingly reduced from 52.1 sen to 28.4 sen. Notwithstanding this, and in view of the reserves available, your Board deemed it appropriate to recommend a final dividend of 9 sen per share less tax plus a special dividend of 5 sen per share less tax be paid to shareholders. Together with the earlier interim dividend of 6 sen per share paid these will add up to a total of 20 sen per share to equal the amount paid out last year. This will involve a sum of RM102.27 million for the full year.

Much of the decline of the 27.4% in the Group's profit is directly linked to the sharp fall in palm oil prices, upon which commodity, the bulk of our core plantation business was derived in past years. On the other hand, the fall in the prices of palm oil and related palm products has reciprocally benefited our downstream resource-based activities, in particular that of our oleochemicals group, in that they were able to source their raw materials i.e. palm stearin and kernel oil at much cheaper prices than previously. Likewise, our cocoa products and parquet businesses have performed satisfactorily.

Plantation profit fell from last year's record high of RM301.33 million by 57.8% to RM127.13 million, whilst our manufacturing profit surged by 141.9% to RM81.11 million, not enough to make up the difference, but nevertheless provided some cushioning effect in keeping with our original diversification objective.

The fall in palm oil prices was rather severe, and at one stage it reached a thirteenth-year low in U.S. Dollar term, although of late has appeared to show signs of a recovery with prices currently hovering around RM750 - RM800 per tonne. It may take a few months yet for the over-supply of palm oil and other edible oils and fats in the international markets to deplete to an equilibrium level which will support a firmer resumption of a cyclical upward price trend. In this respect, we are grateful that the Government has allowed the direct export of crude palm oil, exempt of export duty, up to half million tonnes in an attempt to bring down the high closing stocks. KLK is amongst the several companies sharing this privilege. In the meantime, our Group will continue to strive for even greater efficiency on such fundamental management issues like costs, yields, extraction rates, labour productivity and the propagation of superior genetic materials or tissue-cultured palms.

A plus factor for the Group is the substantial area of 37% immature palms, located mainly in our plantations in Sabah and Indonesia and in which superior yields and lower costs have been proven. Early results from our pioneering oil palm project in Belitung, Indonesia, have been particularly encouraging. The projected incremental production in future successive years should favourably position the Group for the next up-cycle of palm oil prices.



Field training for new estate executives

In our other Complex at Riau Province, Indonesia, planting activities together with other supporting processing facilities have been stepped up following the improving local social conditions and possible amicable resolution of the various land claims by squatters. Eventually, our plantation investment of 40,000 hectares in Indonesia should become an important contributor to the Group's results, just as our Sabah plantations of about equal size have proven themselves to be.

Our other diversification project into retailing through the acquisition of the internationally renowned brand of Crabtree & Evelyn has yet to show the desired results and following the extensive restructuring exercise undertaken, we hope to be able to capitalise on the marketable brand name and pristine concept that the founder had zealously nurtured over the past decade. For the year, this business suffered a loss of RM36.35 million, of which there was a one-off exceptional charge of RM22.50 million. A turnaround is expected next year.

Results for the first half year of our 21.1% associate, Yule Catto & Co plc, were marginally lower due to the difficult operating conditions resulting from high prices of the petrochemicals feedstocks, the weakness of the Euro and the interruption of raw material supply to the fine chemicals production line. The Company has, however, in the course of the year taken steps to re-focus its product-mix to cater for niche markets.



Quality control

PROSPECTS

Having enjoyed the past two years of buoyant palm oil prices, the plantation industry is now faced with the inevitable cyclical low-priced period caused by surplus production and high closing stocks. Signs are that the new financial year 2000/01 could be difficult if palm oil prices remain at current depressed levels. However, with our continued prudent financial management, intensification of efforts to improve productivity and the buffer provided by our resource-based industries we hope to be able to ameliorate the situation.

Viewed in a broader perspective and against a backdrop of a resumption of growth in the economy with healthy trade surpluses, there could be opportunities for us to seek further investments as appropriate, either in Malaysia or the Asean region.

APPRECIATION

Finally, on behalf of the Board of Directors I wish to convey our sincere appreciation to all our management staff and employees for their contributions and dedicated services to the Group and to all the shareholders for their continued support during this trying period.



Wood stripping at the parquet factory

DATO' LEE OI HIAN
Executive Chairman

16th December, 2000.



The new KDC Head Office



Rubber replant



A well managed oil palm nursery



Propagation of tissue cultured materials



Oil palm replant with AA+ Mulch™



SWP Mill, Belitung, Indonesia

PLANTATION ACTIVITIES



Harvesting ripe fresh fruit bunches from tall palms



View of oil palm replant at Ladang Buntar along the North-South Highway

PLANTATIONS

Profit from our plantations division suffered a sharp decline of RM174.20 million or 57.8% to RM127.13 million from last year's record high of RM301.33 million, in line with the equally sharp drop in palm oil prices. Accordingly, the profit per mature hectare (before replanting expenses) for the oil palm sector was reduced from RM5,154 to RM2,483. The unabated fall of crude palm oil (CPO) prices over the past two years from a peak of over RM2,500 per tonne, reached a low of just above RM700 per tonne before recovering to hover around RM750 - RM800 per tonne at the time of writing, at which level it appeared to have found support. Our average CPO price achieved for the year under review was therefore markedly reduced from RM1,711 per tonne to RM1,131 per tonne, a substantial difference of RM580 per tonne.

Much of the decline in CPO prices is due to a combination of negative factors, namely; high closing stocks of not only palm oil domestically, but also that of the other competing edible oils and fats globally; competitive pricings of Indonesian exports helped no less by their weaker currency and reduced export duties; and imposition of higher import duties by the major consuming countries. However, with palm oil yields expected to moderate in the months ahead, coinciding with the trough yield season, there is hope yet that the recent pick-up in CPO prices may have signalled a resumption of the cyclical price uptrend.

For the year under review, our own FFB production increased by 10% to reach a new high of 1.4 million tonnes, with higher contributions derived mainly from our substantial new plantings in Sabah and Indonesia. The mature oil palm area in harvesting for the Group as a whole increased by some 5,000 hectares to 67,422 hectares. As there remains some 40,000 hectares of young palms yet to mature to give an age profile of mature : immature in the ratio of 63 : 37, a favourable incremental trend in production in the years ahead is assured.

On a per hectare basis the FFB yield for the Group averaged 21.28 tonnes, a slight increase over that of last year, despite the diluting effect of the substantial area of young plantings brought into harvesting for the first time. Past track records would seem to indicate that these young plantings particularly those in Sabah are capable of high yields, in the region of 28 - 30 tonnes at their prime. Of interest is the encouraging initial yield obtained from our Belitung Complex in Indonesia with an oil extraction rate of 21 - 22%, much higher than that of our Malaysian plantations during the first year of harvesting.

Half the planted area of 14,000 hectares in our Belitung Complex was brought into harvesting in the course of the year with the balance half scheduled for harvesting next year. Complemented by its own newly-commissioned mill of 80-tonne per hour capacity this Complex has begun to show a small profit.


A mature stand of high yielding rubber clones

The focus of planting activities is now shifted to our other Complex in Riau, Indonesia, and to a lesser extent our Johor Complex where the first generation of palms has come of age and is being progressively replaced. In Riau, some 9,600 hectares have been planted with oil palms with another 4,350 hectares cleared with planting in progress. The remaining 8,000 plus hectares of reserves are scheduled for next year's planting. That work momentum has picked up the past year is testimony of the improving social conditions in the Province and given the full support of the Provincial Government, the groundwork has been laid for the installation of two palm oil mills over the next two years to cater for the new harvests.

In Sabah, a new 45-tonne per hour capacity mill was commissioned in our GSSB Complex with another unit of similar capacity under construction in the KDC Complex (Sabah) which with the combined existing capacities should put the Sabah Complex in a favourable position to increase its purchase of outside FFB.

In view of all the above activities of new plantings and additional processing facilities, the Group has in the course of the year ploughed back RM102.78 million in the form of capital expenditure for which the substantial cash reserves built up are more than adequate to fund.

The rubber sector has diminished in its role as a profit generator in our Peninsular estates. Due to the unremunerative returns, labour shortages and rising costs rubber continued to be phased out in these estates. In the year, the total rubber area was further reduced by 1,640 hectares to 23,353 hectares in favour of oil palms. The total rubber production amounted to 24,727 tonnes and the yield per hectare achieved was 1,431 kg. Profit per mature hectare was only RM542, but if replanting costs are factored in, a small loss is suffered. However, the 5,000 hectares of mature rubber in Riau having the advantages of costs, labour availability and currency factors should be able to generate a useful income for the future. A latex concentrate plant is planned there to supplement the existing crumb rubber factory in an effort to provide versatility in our product-mix and to gain premium price on the high quality of rubber produced.


...al view of oil palm replant

MECHANISED IN-FIELD FFB COLLECTION

From field to mill

2



1



4



3



5





Loading rubber wood into the drying kiln at parquet factory

Manufacture of examination gloves

Temperature control in parquet manufacture

MANUFACTURING ACTIVITIES



Fatty acid and glycerine plant

Cocoa products

Weight verification of drummed products



The Oleochemicals Complex



Drumming of glycerine at Palm-Oleo



Oleochemical products ready for export

MANUFACTURING

The Group's manufacturing division turned in an excellent set of results with profit surging by 141.9% to RM81.11 million. Turnover, however, declined marginally to RM835.17 million on the back of lower prices of the raw materials for the resource-based industries. All our manufacturing operations improved in their performance except for the glove operations and our associate, Pearl River Tyre.

Our oleochemicals group benefited strongly from the steep fall in prices for palm products, notably that of palm stearin and palm kernel oil. In addition, the debottlenecking exercise carried out earlier further improved efficiency at **Palm-Oleo's** fatty acids plant to result in higher capacity utilisation and cost reduction. The downstream manufacturing of soap noodles and industrial esters also gained from the low prices of raw materials and higher throughput. With the strengthening of our distribution network worldwide and good relationships established with major multinationals, sales of fatty acids and glycerine increased substantially with good margins obtained. Our joint-venture with the ICI Group, **Esterol**, also performed well, especially after the addition of new emulsifiers to the production line.

KL-Kepong Cocoa Products, with an established reputation for product quality and reliability, continued to perform satisfactorily. Declining availability of cocoa beans locally is replaced by sources from other regions without much difficulties. Demand for cocoa powder remains strong to the extent that it is possible to offset the reduced contribution from the butter grade. Reduction in the latter is due to the recent EU regulation limiting the usage of fats to 5% in chocolates.

Our operations in the People's Republic of China continued to function well and remained profitable. At Tianjin, reduced quota for edible oils have affected our bulking operations, nevertheless we have been able to retain a major share of the market for edible oils channelled through this port. Our Wuhan refinery fared well despite increased competition from the large number of integrated oilseed crushing mills along the Yangtze river.

Standard Soap in U.K. generated an improved turnover but its market share for private label soaps in U.K., faces stiff competition from other solid soaps, and as a result made only a small profit for the year.

BKB Hevea, our newly-acquired wood parquet business has shown improved profits. The operation is well-managed with in-built flexibility, custom-made to use a variety of tropical and temperate wood species to cater for specific market demands.

Our **Masif** glove plant requires to resolve the technical problems related to the new powder-free lines, and improvement to the stability of production at the rated capacity. Surplus market capacity and weak prices combined to produce a loss for this business. Management's attention is focused on streamlining the operations to reduce downgradings and to improve worker productivity and cost efficiency.


CRABTREE & EVELYN
A newly renovated store at Covent Gardens, London


"Rosewater", a popular Crabtree & Evelyn product


Yule Catto
Factory producing a wide range of speciality chemicals


Yule Catto's involvement in pharmaceutical activities

RETAILING

Our retailing operations, carried out under the Crabtree & Evelyn ("C&E") group of companies, are engaged in the manufacturing, wholesaling and retailing of prestigious personal care products, toiletries, home fragrance products and fine foods. Its products are sold in over 40 countries throughout more than 350 stores, either company-owned or licensed, under the well-recognised global brand, Crabtree & Evelyn®.

For the 2000 financial year, the C&E Group turnover improved by 7.2% to RM526.22 million. The increased sales, along with cost reduction moves, helped to reduce the operating loss by 42.9% to RM13.85 million. The performance of our retailing operations remains unsatisfactory especially in the US and during the year, drastic actions were taken to improve C&E's operations with a view to achieving a turnaround into profit.

The C&E operations have been restructured and divided into two main divisions, Retailing and Manufacturing, to provide clearer responsibility and accountability. The group corporate head office has been shifted from Waltham, Massachusetts back to Woodstock, Connecticut, where the US manufacturing facility is sited. This will allow closer integration of operations and reduce overheads. The French manufacturing facility has been closed. In the short term, the organisational restructuring moves have led to one-off charges which together with the provisions for impairment to carrying values of under-performing stores have brought the results before tax of the C&E group to a loss of RM36.35 million.

During the coming year, we expect to attain the full benefit of cost reduction initiatives being taken while ensuring that the retailing and manufacturing operations operate at a higher efficiency level. Meanwhile, new products continue to be introduced along with on-going programmes to re-stage our older but popular products lines, in time for the peak Christmas sales season.

YULE CATTO & CO PLC (21.1%)

Our major 21.1% associate, Yule Catto & Co. plc, contributed RM60.39 million or equivalent to 20.8% of the Group's profit.

Yule Catto is now focused on polymer, pharma and fine chemicals performance, following the disposal of its business involvement in rooflights and plastic sheet distribution in May 2000. For the first half of its financial year to June 2000, Yule Catto has reported a pre-tax profit of £25.01 million, which is lower than the last comparable period. In addition, at the end of Year 2000, it will be closing a dyes subsidiary which will result in a write-off, amounting to £25 million. Due to the lagged time of KLK's recognition of Yule Catto's contribution the lower profit and extraordinary charge will be reflected in the 2000/01 results.

The polymer division experienced sharp profit shortfall, due to the eroding margins as a result of the rising costs of raw materials. These businesses, mainly in the emulsions and synthetic latex, are not able to offset the margin contractions despite reasonable volumes and improvement in selling prices. To cater for the dipping latex industry in the Asean region, a synthetic latex plant is being built in Kluang, Malaysia.

The pharma and fine chemicals are also experiencing lower profits but management is increasing the pace of development to have a diversified pipeline of generic and ethical drug intermediates for the future. The performance chemicals are doing well enjoying higher profits due to its dominant market positions in niche areas and earlier debottlenecking.

16th December, 2000.


CRABTREE
& EVELYN

Our latest store at Garden City, Perth, Australia




CRABTREE
& EVELYN
ALOE



ovement in pharmaceutical, polymer
performance chemicals

Yule Catto








REACTOR

AUDIT COMMITTEE

MEMBERS

Yeoh Chin Hin - Chairman
(Independent Non-Executive Director)

YM Dato' Tengku Robert Hamzah
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Independent Non-Executive Director)

SECRETARIES

J. C. Lim
Fan Chee Kum

TERMS OF REFERENCE

The Audit Committee was established in 1993.

The establishment of the Audit Committee will ensure a more effective corporate governance especially in relation to the internal and external audit functions within the Group. The terms of reference of the Audit Committee are as follows:-

(a) Review with the External Auditors:-
- the audit plan;
- the evaluation of internal accounting controls; and
- the audit reports together with the management letter.

(b) Review with the External Auditors the Group's accounting policies and reporting requirements.

(c) Review the adequacy and the maintenance of an effective accounting system and controls therein and make its recommendation to the Board where necessary.

(d) Liaise directly between External Auditors, the Internal Auditor, the Management and the Board.

(e) Recommend the appointment and remuneration of the External Auditors of the Company and its subsidiaries.

(f) Any other functions that may be agreed from time to time between the Audit Committee and the Board.

FINANCIAL STATEMENTS

2000

FINANCIAL STATEMENTS

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries and of the Company for the year ended 30th September, 2000.

PRINCIPAL ACTIVITIES
The Company carries on the business of producing and processing palm products, natural rubber and cocoa on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30th September, 2000.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	290,079	190,808
Taxation	(73,926)	(14,394)
Profit after taxation	216,153	176,414
Minority interests	(14,273)	-
Profit after taxation and minority interests	201,880	176,414
Unappropriated profit brought forward	1,090,903	645,764
Profit available for appropriation	1,292,783	822,178
Appropriations:-		
Interim dividend of 6 sen gross per share, less income tax, paid on 9th August, 2000	30,680	30,680
Proposed final dividend of 9 sen gross per share, less income tax	46,020	46,020
Proposed special dividend of 5 sen gross per share, less income tax	25,566	25,566
Transfer to reserves	32,501	21,098
	134,767	123,364
	1,158,016	698,814
Share of associated company's reserves	150,158	-
Unappropriated profit carried forward	1,308,174	698,814

DIVIDENDS
The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:-

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,020,000 in respect of the year ended 30th September, 1999 was paid on 20th March, 2000, as proposed in last year's report;

(ii) a special dividend of 5 sen gross per share, less 28% income tax, amounting to RM25,566,000 in respect of the year ended 30th September, 1999 was paid on 20th March, 2000, as proposed in last year's report;

(iii) an interim dividend of 6 sen gross per share, less 28% income tax, amounting to RM30,680,000 in respect of the year ended 30th September, 2000 was paid on 9th August, 2000.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax and a special dividend of 5 sen gross per share, less 28% income tax, totalling RM71,586,000 which, subject to approval at the Annual General Meeting of the Company, will be paid on 20th March, 2001 to shareholders on the Company's register of members at the close of business on 22nd February, 2001.

RESERVES AND PROVISIONS
All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL
During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Annual General Meeting ("AGM") held on 23rd February, 2000. Details of the shares bought back and retained as treasury shares in the last financial year ended 30th September, 1999 are as follows:-

Month	No. of shares bought back	Highest price paid per share RM	Lowest price paid per share RM	Average price paid per share RM	Total Consideration RM'000
Held As Treasury Shares					
February, 1999	1,208,000	5.90	5.10	5.58	6,823
March, 1999	1,131,000	5.25	4.72	4.86	5,559
	2,339,000				12,382

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 3.

In accordance with the Company's Articles of Association, Ong Beng Kee and Dato' Lee Hau Hian retire by rotation from the Board at the forthcoming Annual General Meeting, and being eligible, offer themselves for re-election.

Yeoh Chin Hin, Charles Letts, Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman and Tan Sri Dato' Thong Yaw Hong retire at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following Annual General Meeting of the Company.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company during the year are as follows:-

	Number of Shares of RM1 each			
Name	**Balance at 1.10.1999**	**Bought**	**Sold**	**Balance at 30.9.2000**
Dato' Lee Oi Hian				
- held directly	48,000	-	-	48,000
- deemed interested	320,025,896	1,602,000	719,000	320,908,896
Yeoh Chin Hin				
- held directly	1,050,000	-	-	1,050,000
- deemed interested	60,000	20,000	-	80,000
Charles Letts				
- held directly	456,000	-	-	456,000
- deemed interested	-	-	-	-
YM Dato' Tengku Robert Hamzah				
- held directly	73,000	-	-	73,000
- deemed interested	170,000	-	-	170,000
R. M. Alias				
- held directly	225,000	-	-	225,000
- deemed interested	-	-	-	-
Dato' Lee Hau Hian				
- held directly	55,500	-	-	55,500
- deemed interested	320,025,896	1,602,000	719,000	320,908,896
Tan Sri Dato' Thong Yaw Hong				
- held directly	34,000	-	-	34,000
- deemed interested	40,500	-	-	40,500
Lee Soon Hian				
- held directly	140,000	-	79,000	61,000
- deemed interested	320,025,896	1,602,000	719,000	320,908,896
Yeoh Eng Khoon (alternate to Yeoh Chin Hin)				
- held directly	240,000	-	-	240,000
- deemed interested	2,063,000	-	-	2,063,000

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Oi Hian's, Dato' Lee Hau Hian's and Lee Soon Hian's deemed interests in the shares of the Company showed a net decrease of 2,765,000 shares and Lee Soon Hian's direct interest in the shares of the Company decreased by 61,000 shares between 30th September, 2000 and 1st December, 2000. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian, Dato' Lee Hau Hian and Lee Soon Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 28 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefits (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group financial statements, or of a related company) by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 24 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:-

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:-

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company, inadequate to any substantial extent;

(ii) that would render the values attributed to the current assets in the Group and Company financial statements misleading;

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report there does not exist:-

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may substantially affect the ability of the Company or of the Group to meet their obligations as and when they fall due other than that disclosed under Note 27 on the financial statements.

In the opinion of the Directors, the results of the operations of the Group and of the Company for the financial year ended 30th September, 2000 have not been substantially affected by any item, transaction or event of a material and unusual nature other than the exceptional items disclosed under Note 6 on the financial statements, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

AUDITORS

The retiring auditors, KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

DATO' LEE OI HIAN
(Executive Chairman)

YEOH CHIN HIN
(Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

16th December, 2000.

INCOME STATEMENTS

for the year ended 30th September, 2000

	Note	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Revenue	2	**2,224,096**	2,404,255	**430,852**	612,287
Operating profit	3	**187,072**	327,149	**169,710**	299,258
Interest expense	3	**(6,482)**	(9,500)	**-**	-
Exceptional items	6	**48,513**	2,986	**21,098**	3,515
Share of profits of associated companies		**60,976**	78,691	**-**	-
Profit before taxation		**290,079**	399,326	**190,808**	302,773
Taxation	7	**(73,926)**	(20,690)	**(14,394)**	(39,837)
Profit after taxation		**216,153**	378,636	**176,414**	262,936
Minority interests		**(14,273)**	(8,230)	**-**	-
Profit after taxation and minority interests		**201,880**	370,406	**176,414**	262,936
		Sen	Sen	**Sen**	Sen
Earnings per share	8	**28.4**	52.1	**24.8**	37.0
Dividends per share - 20 sen (1999: 20 sen) gross less 28% income tax	9	**14.4**	14.4	**14.4**	14.4

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

BALANCE SHEETS

at 30th September, 2000

		Group		Company	
	Note	**2000 RM'000**	1999 RM'000	**2000 RM'000**	1999 RM'000
PROPERTY, PLANT AND EQUIPMENT	10	**1,956,345**	1,954,493	**646,529**	646,184
PROPERTY DEVELOPMENT	11	**68,907**	66,010	**-**	-
SUBSIDIARY COMPANIES	12	**-**	-	**1,928,273**	1,804,260
ASSOCIATED COMPANIES	13	**583,129**	580,574	**94,735**	94,735
OTHER INVESTMENTS	14	**85,704**	61,310	**652**	652
INTANGIBLE ASSETS	15	**19,928**	23,347	**-**	-
GOODWILL ON CONSOLIDATION		**14,929**	14,929	**-**	-
		2,728,942	2,700,663	**2,670,189**	2,545,831
CURRENT ASSETS					
Inventories	16	**328,446**	330,598	**14,940**	14,720
Trade receivables	17	**161,009**	166,813	**3,847**	7,016
Other receivables, deposits and prepayments	18	**91,272**	85,262	**31,328**	52,469
Cash and cash equivalents	19	**441,782**	518,553	**286,120**	356,846
		1,022,509	1,101,226	**336,235**	431,051
Less:-					
CURRENT LIABILITIES					
Trade payables		**83,934**	92,402	**2,586**	4,868
Other payables		**114,854**	130,015	**32,161**	34,649
Taxation		**8,856**	28,182	**-**	-
Borrowings	20	**91,040**	138,243	**-**	-
Finance leases		**250**	624	**-**	-
Proposed dividends		**71,586**	71,586	**71,586**	71,586
		370,520	461,052	**106,333**	111,103
NET CURRENT ASSETS		**651,989**	640,174	**229,902**	319,948
		3,380,931	3,340,837	**2,900,091**	2,865,779
Financed by:-					
SHARE CAPITAL	21	**712,516**	712,516	**712,516**	712,516
RESERVES	22	**2,550,805**	2,518,245	**2,190,791**	2,119,884
		3,263,321	3,230,761	**2,903,307**	2,832,400
Less: COST OF TREASURY SHARES		**12,382**	12,382	**12,382**	12,382
SHAREHOLDERS' EQUITY		**3,250,939**	3,218,379	**2,890,925**	2,820,018
MINORITY INTERESTS		**103,590**	92,092	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred taxation	23	**14,250**	9,318	**2,150**	39,174
Provision for retirement benefits		**10,036**	9,515	**7,016**	6,587
Finance leases		**355**	7,424	**-**	-
Borrowings	20	**1,761**	4,109	**-**	-
		26,402	30,366	**9,166**	45,761
		3,380,931	3,340,837	**2,900,091**	2,865,779

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30th September, 2000

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Reserve on consolidation RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1st October, 1998	712,801	1,266,144	53,438	6,477	-	72,387	14,337	830,305	-	2,955,889
Realised on disposal	-	93	(93)	-	-	-	-	-	-	-
Share of reserves of associated companies	-	951	-	-	-	-	-	5,446	-	6,397
Transfer to goodwill on consolidation	-	-	-	(6,477)	-	-	-	-	-	(6,477)
Currency translation differences	-	-	-	-	-	8,096	-	-	-	8,096
Net gains/(losses) not recognised in the income statement	-	1,044	(93)	(6,477)	-	8,096	-	5,446	-	8,016
Shares buy back	(285)	-	-	-	285	-	-	(1,284)	(12,382)	(13,666)
Net profit for the year	-	-	-	-	-	-	-	370,406	-	370,406
Dividends paid and proposed (Note 9)	-	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	11,704	-	-	-	-	-	(11,704)	-	-
At 30th September, 1999	**712,516**	**1,278,892**	**53,345**	-	**285**	**80,483**	**14,337**	**1,090,903**	**(12,382)**	**3,218,379**
Share of reserves of *associated companies*	-	(150,104)	-	-	-	-	-	150,158	-	54
Transfer from revenue reserve to capital reserve and exchange fluctuation reserve	-	170	-	-	-	617	-	(787)	-	-
Arising from redemption of redeemable preference shares	-	-	-	-	4,900	-	-	(4,900)	-	-
Currency translation differences	-	(218)	-	-	-	(66,890)	-	-	-	(67,108)
Net gains/(losses) not recognised in the income statement	-	(150,152)	-	-	4,900	(66,273)	-	144,471	-	(67,054)
Net profit for the year	-	-	-	-	-	-	-	201,880	-	201,880
Dividends paid and proposed (Note 9)	-	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	26,814	-	-	-	-	-	(26,814)	-	-
At 30th September, 2000	712,516	1,155,554	53,345	-	5,185	14,210	14,337	1,308,174	(12,382)	3,250,939

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE HOLDING COMPANY

for the year ended 30th September, 2000

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1st October, 1998	712,801	1,326,946	38,429	-	91,532	14,337	489,893	-	2,673,938
Realised on disposal	-	93	(93)	-	-	-	-	-	-
Realised gain	-	-	-	-	(1,208)	-	-	-	(1,208)
Currency translation differences	-	-	-	-	284	-	-	-	284
Net gains/(losses) not recognised in the income statement	-	93	(93)	-	(924)	-	-	-	(924)
Shares buy back	(285)	-	-	285	-	-	(1,284)	(12,382)	(13,666)
Net profit for the year	-	-	-	-	-	-	262,936	-	262,936
Dividends paid and proposed (Note 9)	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	3,515	-	-	-	-	(3,515)	-	-
At 30th September, 1999	**712,516**	**1,330,554**	**38,336**	**285**	**90,608**	**14,337**	**645,764**	**(12,382)**	**2,820,018**
Realised gain	-	-	-	-	(596)	-	-	-	(596)
Currency translation differences	-	-	-	-	(2,645)	-	-	-	(2,645)
Net losses not recognised in the income statement	-	-	-	-	(3,241)	-	-	-	(3,241)
Net profit for the year	-	-	-	-	-	-	176,414	-	176,414
Dividends paid and proposed (Note 9)	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	21,098	-	-	-	-	(21,098)	-	-
At 30th September, 2000	**712,516**	**1,351,652**	**38,336**	**285**	**87,367**	**14,337**	**698,814**	**(12,382)**	**2,890,925**

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30th September, 2000

	2000 RM'000	1999 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**290,079**	399,326
Adjustments for:-		
Depreciation	**80,000**	73,463
Amortisation of leasehold land	**10,287**	9,082
Property, plant and equipment written off	**166**	165
Loss on disposal of property, plant and equipment	**4,686**	213
Retirement benefits provision	**2,015**	1,317
Interest expenses	**6,482**	9,500
Dividends income	**(4,504)**	(4,345)
Interest income	**(18,463)**	(23,654)
Exceptional items	**(48,513)**	(2,986)
Share of associated companies' profits	**(60,976)**	(78,691)
Operating profit before working capital changes	**261,259**	383,390
Working capital changes:-		
Inventories	**2,152**	14,837
Trade and other receivables	**(3,077)**	14,204
Trade and other payables	**(22,600)**	12,661
Cash generated from operations	**237,734**	425,092
Interest paid	**(6,427)**	(9,580)
Tax paid	**(66,407)**	(77,212)
Retirement benefits paid	**(1,494)**	(537)
Net cash from operating activities	**163,406**	337,763
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(100,185)**	(110,734)
Plantation development expenditure	**(32,536)**	(36,248)
Property development expenditure	**(2,897)**	(619)
Purchase of subsidiaries, net of cash acquired	-	(25,316)
Purchase of additional shares in subsidiary companies	-	(16,843)
Investment in associated companies	-	(17)
Purchase of investments	**(45,454)**	(21,707)
Sales of property, plant and equipment	**4,904**	2,416
Sales of properties	**2,461**	1,984
Compensation from government on land acquired	**23,904**	4,612
Payment of Real Property Gain Tax	**(2,545)**	-
Disposal of a subsidiary company	-	(5,889)
Sales of investments	**21,670**	28,753
Advances to associated companies	**(25)**	(438)
Dividends received from associated companies	**22,124**	15,331
Dividends received from investments	**3,290**	2,995
Interest received	**19,194**	23,026
Liquidation of an associated company	-	100
Net cash used in investing activities	**(86,095)**	(138,594)

	2000 RM'000	1999 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
(Repayment)/Drawdown of short term borrowings	**(47,831)**	14,600
Term loans received	**34,851**	27,809
Repayment of term loans	**(9,426)**	(45,410)
Payment of finance leases	**(117)**	(3,416)
Dividends paid by holding company	**(102,266)**	(128,152)
Dividends paid to minority shareholders	**(1,593)**	(2,378)
Issue of share by a subsidiary company to minority shareholders	-	279
Return of loan capital to minority shareholders	-	(2,039)
Redemption of redeemable cumulative preference shares	-	(10,000)
Share buy back	-	(13,666)
Net cash used in financing activities	**(126,382)**	(162,373)
Net (decrease)/increase in cash and cash equivalents	**(49,071)**	36,796
Cash and cash equivalents at beginning of year	**445,660**	410,004
Cash and cash equivalents at end of year	**396,589**	446,800

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2000 RM'000	1999 RM'000
Cash and cash equivalents consist of:-		
Cash and bank balances	**38,220**	32,948
Deposits	**403,562**	485,605
Bank overdrafts	**(45,193)**	(71,753)
Cash and cash equivalents	**396,589**	446,800
Effect of exchange rate changes	-	(1,140)
Cash and cash equivalents as restated	**396,589**	445,660

B. ANALYSIS OF ACQUISITION OF SUBSIDIARY COMPANIES

	2000 RM'000	1999 RM'000
The fair values of assets and liabilities of subsidiaries acquired were as follows:-		
Property, plant and equipment	-	18,022
Current assets	-	13,465
Current liabilities	-	(6,641)
Deferred taxation	-	(774)
Redeemable cumulative preference shares	-	(10,000)
Net assets acquired	-	14,072
Goodwill on acquisition	-	11,784
Total purchase price	-	25,856
Less: Cash and bank balances	-	(540)
Cash flow on acquisition, net of cash acquired	-	25,316

C. ANALYSIS OF DISPOSAL OF A SUBSIDIARY COMPANY

	2000 RM'000	1999 RM'000
The fair values of assets and liabilities of a subsidiary company disposed were as follows:-		
Property, plant and equipment	-	37,650
Current assets	-	30,676
Current liabilities	-	(33,416)
Minority interest	-	(5,199)
Exchange reserve	-	(1,107)
Term loans	-	(37,199)
Net liabilities	-	(8,595)
Profit on disposal	-	3,774
Transfer to investment in associated company	-	(1,068)
Cash flow on disposal	-	(5,889)

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

CASH FLOW STATEMENT OF THE HOLDING COMPANY

for the year ended 30th September, 2000

	2000 RM'000	1999 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	190,808	302,773
Adjustments for:-		
Depreciation	8,065	8,908
Amortisation of leasehold land	388	388
Property, plant and equipment written off	105	139
Gain on disposal of property, plant and equipment	(8)	(177)
Retirement benefits provision	1,767	1,122
Realised gain in foreign exchange	(596)	(1,208)
Dividends income	(127,517)	(169,511)
Interest income	(19,423)	(27,311)
Exceptional items	(21,098)	(3,515)
Operating profit before working capital changes	32,491	111,608
Working capital changes:-		
Inventories	(220)	2,740
Trade and other receivables	2,627	5,094
Trade and other payables	(2,225)	(11,182)
Cash generated from operations	32,673	108,260
Tax paid	(28,129)	(42,828)
Retirement benefits paid	(1,338)	(452)
Net cash from operating activities	3,206	64,980
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(8,871)	(9,684)
Plantation development expenditure	(111)	-
Property, plant and equipment transfer from subsidiary companies	(23)	-
Purchase of additional shares in subsidiary companies	(49,000)	(34,250)
Sales of property, plant and equipment	8	302
Compensation from government on land acquired	21,200	3,779
Payment of Real Property Gain Tax	(2,545)	-
(Loan to)/Repayment from subsidiary companies	(81,773)	22,481
Repayment from associated companies	-	932
Dividends received from subsidiary companies	108,045	79,516
Dividends received from associated companies	20,662	11,606
Dividends received from investments	557	1,033
Interest received	20,185	26,765
Liquidation of an associated company	-	100
Net cash from investing activities	28,334	102,580
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(102,266)	(128,152)
Share buy back	-	(13,666)
Net cash used in financing activities	(102,266)	(141,818)
Net (decrease)/increase in cash and cash equivalents	(70,726)	25,742
Cash and cash equivalents at beginning of year	356,846	331,104
Cash and cash equivalents at end of year	286,120	356,846
Cash and cash equivalents consist of:-		
Cash and bank balances	1,861	2,226
Deposits	284,259	354,620
	286,120	356,846

The notes set out on pages 35 to 53 form an integral part of, and should be read in conjunction with, these financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiaries.

1.1 Basis of accounting

The financial statements are prepared under the historical cost convention, modified to include certain property, plant and equipment and investments at valuation and in compliance with approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

1.2 Basis of consolidation

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiaries made up to the end of the financial year, except for a subsidiary company which is in members' voluntary liquidation. All inter-company transactions have been eliminated on consolidation.

The results of subsidiary companies acquired during the year are included in the Group financial statements from their respective effective dates of acquisitions.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

The Group treats as associated companies those actively trading companies in which a long term equity interest of between 20% and 50% is held and where there is management participation through Board representation.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land on which no depreciation is provided.

For the freehold land and buildings at valuation of an overseas subsidiary whereby the property is held as investment property, no depreciation is provided on the buildings. Such investment property is revalued annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

The principal depreciation rates are as follows:-

Leasehold property	-	Amortised by equal annual instalments over the remaining life of the lease.
Palm oil mill machinery	-	10% per annum
Plant and machinery	-	8 to 20% per annum
Motor vehicles	-	20 to 25% per annum
Furniture, fittings and equipment	-	10 to 33 1/3% per annum
Buildings, factories and mills	-	2 to 10% per annum
Employees' quarters	-	10% per annum
Effluent ponds, roads and bridges	-	5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Profits or losses arising from the disposal of property, plant and equipment are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

Property development consists of freehold land held for future development and is stated at cost and includes all related costs incurred on activities necessary to prepare the land for its intended use.

1.8 Intangible assets

These assets relate to trade marks which are stated at cost and amortised over the expected useful life of the assets commencing from the current financial year. The Directors consider a period of 20 years to be the expected economic life of the trade marks.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes manufacturing charges, where applicable, and is determined on a weighted average basis.
Growing crops are valued at the cost of seed, fertiliser and sprays.
Livestock (sheep) is valued at net realisable value.
Stores and materials are valued at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) ***Investment income***

Investment income from subsidiaries is included in the income statement on a receivable basis. Investment income from other investments is included on a receipts basis.

(b) **Disposal of investments**

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement as exceptional items.

(c) **Value of investments**

Investments in subsidiaries and associated companies are stated at cost or Directors' valuation unless the market value is less than book value and in the opinion of the Directors a permanent diminution in value has arisen.

Other investments are stated at cost unless the market value is lower than cost, a provision is set aside for diminution in value.

1.12 Deferred taxation

Deferred taxation is provided on the liability method for the timing differences between the accounting and taxation treatment of depreciation and capital allowances respectively on property, plant and equipment and for other timing differences except where no liability is expected to arise in the foreseeable future. Deferred tax benefits arising from unutilised tax losses and capital allowances are only recognised when there is a reasonable expectation of realisation in the near future.

1.13 Currency conversion

Transactions in foreign currencies are converted at the rates of exchange ruling on the transaction dates. Foreign currency assets and liabilities are converted into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiaries are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiaries and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiaries and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates used for the main currencies in the Group are:-

		2000	1999
Pound Sterling	1 to	**RM5.5540**	RM6.2441
United States Dollar	1 to	**RM3.8000**	RM3.8000
Australian Dollar	1 to	**RM2.0695**	RM2.4768
Hong Kong Dollar	1 to	**RM0.4874**	RM0.4891
Chinese Renminbi	1 to	**RM0.4590**	RM0.4590
Indonesian Rupiah	100 to	**RM0.0430**	RM0.0458
Philippines Peso	1 to	**RM0.0823**	RM0.0930
Singapore Dollar	1 to	**RM2.1844**	RM2.2232

1.14 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.15 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.16 Repurchase of shares

When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.17 Revenue recognition

Revenue is recognised upon delivery of products and customer acceptance, if any, or performance of services and net of discounts and returns. In the case of the Group, revenue comprises sales to third parties only.

2. REVENUE

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Palm products	**750,913**	950,015	**216,482**	341,630
Rubber	**71,587**	78,689	**65,525**	70,097
Cocoa beans	**805**	3,133	**1,905**	3,738
Manufacturing	**835,173**	845,543	**-**	-
Retailing	**526,215**	490,983	**-**	-
Investment income (Note 5)	**22,967**	27,999	**146,940**	196,822
Others	**16,436**	7,893	**-**	-
	2,224,096	2,404,255	**430,852**	612,287

3. **OPERATING PROFIT**

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Revenue (Note 2)	**2,224,096**	2,404,255	**430,852**	612,287
Cost of sales	**1,507,518**	1,602,178	**202,544**	265,768
	716,578	802,077	**228,308**	346,519
Other operating income	**5,477**	10,129	**1,915**	2,756
Distribution costs	**(188,322)**	(177,228)	**(4,113)**	(4,826)
Administration expenses	**(257,039)**	(256,223)	**(15,967)**	(16,121)
Other operating expenses	**(89,622)**	(51,606)	**(40,433)**	(29,070)
Operating profit	**187,072**	327,149	**169,710**	299,258
Operating profit before taxation is arrived at after charging and (crediting) the following:-				
Directors' remuneration				
- fees provided	**691**	708	**671**	666
- other emoluments	**1,825**	1,303	**1,825**	1,303
Auditors' remuneration				
- current year	**1,765**	1,484	**70**	65
- under-provision in prior year	**37**	-	**5**	-
Hire of plant and machinery	**3,180**	3,581	**-**	-
Rent on buildings	**72,845**	57,365	**596**	600
Interest expense				
- overdraft and other interest	**5,394**	6,637	**-**	-
- term loans interest	**1,088**	2,863	**-**	-
	6,482	9,500	**-**	-
Amortisation of leasehold land (Note 10)	**10,287**	9,082	**388**	388
Depreciation (Note 10)	**80,000**	73,463	**8,065**	8,908
Replanting expenditure	**56,356**	44,865	**37,468**	24,754
Property, plant and equipment written off	**166**	165	**105**	139
Provision for doubtful debts	**3,342**	-	**-**	-
Research and development expenditure	**2,167**	2,291	**2,167**	2,291
Retirement benefits provision	**2,015**	1,317	**1,767**	1,122
Write down of inventories	**5,437**	1,613	**-**	-
Realised gain in foreign exchange	**(1,440)**	(1,208)	**(596)**	(1,208)
Loss/(Gain) on disposal of property, plant and equipment	**416**	213	**(8)**	(177)
Rental income from land and buildings	**(651)**	(1,349)	**(149)**	(201)
Loss on termination of operations in France	**7,369**	6,388	**-**	-
Relocation charges				
- loss on disposal of property, plant and equipment	**4,270**	-	**-**	-
- other charges	**1,810**	-	**-**	-

During the financial year, the retailing sector incurred the following expenditure in relation to:-

(a) closure of its manufacturing facility in France at a cost of RM7,369,000 which was in addition to the cost of RM6,388,000 provided in the previous year; and

(b) relocation of its U.S. subsidiary company's office at a cost of RM6,080,000.

4. EMPLOYEE INFORMATION

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Staff cost	**329,229**	327,674	**70,851**	75,604

The total number of employees of the Group and of the Company (excluding Directors) at the end of the year was 25,086 (1999: 23,853) and 7,242 (1999: 7,800) respectively.

5. INVESTMENT INCOME

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Gross dividend received from:-				
Shares quoted in Malaysia	**1,849**	947	-	-
Shares quoted outside Malaysia	**1,882**	1,963	-	-
Unquoted shares	**773**	1,435	**773**	1,435
Dividends from unquoted subsidiaries	-	-	**103,930**	145,202
Dividends from associated companies:-				
Quoted outside Malaysia	-	-	**21,524**	22,724
Unquoted	-	-	**1,290**	150
Interest	**18,463**	23,654	**19,423**	27,311
	22,967	27,999	**146,940**	196,822

6. EXCEPTIONAL ITEMS

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Surplus arising from government acquisitions of land	**23,684**	4,007	**21,098**	3,415
Surplus on sale of properties	**2,234**	1,225	-	-
Gain on sale of a subsidiary company	-	3,774	-	-
Surplus on sales of investments	**5,970**	6,371	-	-
Surplus on liquidation of an associated company	-	100	-	100
Amortisation of intangible assets	**(1,129)**	-	-	-
Provision for diminution in value of an associated company	-	(1,068)	-	-
Provision for diminution in value of investments	**(5,074)**	-	-	-
Write back of provision for diminution in value of investments	-	5,713	-	-
Share of associated companies' exceptional items:-				
- amortisation of goodwill	**(14,927)**	(13,669)	-	-
- restructuring expenses	-	(4,895)	-	-
- write back of provision for diminution in value of investments	-	1,428	-	-
- sale and termination of businesses	**37,755**	-	-	-
	22,828	(17,136)	-	-
	48,513	2,986	**21,098**	3,515

7. TAXATION

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Malaysian taxation	**36,189**	653	**49,200**	23,600
Overseas taxation	**3,443**	2,559	**2,218**	3,304
Transfer to/(from) deferred taxation	**5,130**	1,084	**(37,024)**	37,030
	44,762	4,296	**14,394**	63,934
Less:- Under/(Over) provision in respect of previous years	**23**	(1,316)	**-**	(24,097)
	44,785	2,980	**14,394**	39,837
Add:- Share of associated companies' taxation	**29,141**	17,710	**-**	-
	73,926	20,690	**14,394**	39,837

The Company has sufficient credit under Section 108 of the Income Tax Act, 1967 to frank the payment of net dividends of approximately RM312 million (1999: RM286 million) out of its distributable reserves without having to incur additional taxation.

Subject to agreement by the Inland Revenue Board, the Company has about RM304 million (1999: RM270 million) tax exempt profit available to be distributed as tax exempt dividends.

The effective rate of taxation of the Company for the current financial year is lower than the statutory rate mainly due to tax exempt dividend received. For the previous financial year, the tax charge for the Company relates to taxable dividend income only and there was no tax charge in respect of all business income due to tax waiver of 1999 income as provided in the Income Tax (Amendment) Act, 1999.

8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the profit after taxation and minority interests of RM201,880,000 (1999: RM370,406,000) for the Group and RM176,414,000 (1999: RM262,936,000) for the Company by the weighted average number of 710,177,128 (1999: 711,051,042) shares of the Company in issue during the year.

9. DIVIDENDS

	Group and Company 2000 RM'000	Group and Company 1999 RM'000
Interim 6 sen gross per share less 28% income tax (1999: 6 sen gross per share less 28% income tax)	**30,680**	30,680
Proposed final 9 sen gross per share less 28% income tax (1999: 9 sen gross per share less 28% income tax)	**46,020**	46,020
Proposed special 5 sen gross per share less 28% income tax (1999: 5 sen gross per share less 28% income tax)	**25,566**	25,566
	102,266	102,266

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold Land and Buildings RM'000	Leasehold Land RM'000	Plantation Development RM'000	Other Buildings RM'000	Plant, Machinery, Vehicles, etc. RM'000	Total RM'000
GROUP						
Cost or valuation						
At beginning of the year	300,469	229,137	971,406	230,689	767,218	2,498,919
Reclassification	-	-	-	8,150	(8,150)	-
Additions	736	6,156	35,553	18,469	74,824	135,738
Disposals/Written off	(7,977)	(8,102)	(99)	(2,062)	(17,393)	(35,633)
Exchange adjustment	(11,189)	6,102	(7,020)	3,435	13,162	4,490
At end of the year	282,039	233,293	999,840	258,681	829,661	2,603,514
Accumulated depreciation						
At beginning of the year	12,744	32,927	1,512	133,164	364,079	544,426
Charge for the year	3,153	10,287	2,537	11,277	66,050	93,304
Disposals/Written off	(955)	(4,643)	-	(1,494)	(11,633)	(18,725)
Exchange adjustment	(934)	7,936	(342)	(519)	22,023	28,164
At end of the year	14,008	46,507	3,707	142,428	440,519	647,169
Net book value						
At 30th September, 2000	268,031	186,786	996,133	116,253	389,142	1,956,345
At 30th September, 1999	287,725	196,210	969,894	97,525	403,139	1,954,493
Depreciation charge for 1999	2,504	9,082	1,482	10,079	59,398	82,545
Property, plant and equipment are included at cost or valuation as follows:						
Cost	196,506	122,192	750,284	258,400	829,656	2,157,038
Valuation	85,533	111,101	249,556	281	5	446,476
	282,039	233,293	999,840	258,681	829,661	2,603,514

	2000 RM'000	1999 RM'000
The net book value of leasehold land comprises:		
Long term	136,378	136,613
Short term	50,408	59,597
	186,786	196,210

	2000 RM'000	1999 RM'000
Depreciation charge for the year is allocated as follows:		
Income Statement (Note 3)	90,287	82,545
Plantation Development	3,017	-
	93,304	82,545

	Freehold Land and Buildings RM'000	Leasehold Land RM'000	Plantation Development RM'000	Other Buildings RM'000	Plant, Machinery, Vehicles, etc. RM'000	Total RM'000
COMPANY						
Cost or valuation						
At beginning of the year	148,428	35,883	436,190	66,399	114,828	801,728
Reclassification	-	-	-	81	(81)	-
Additions	-	-	111	1,118	7,753	8,982
Transfers	-	-	-	-	36	36
Disposals/Written off	(20)	(5)	(76)	(139)	(1,853)	(2,093)
At end of the year	148,408	35,878	436,225	67,459	120,683	808,653
Accumulated depreciation						
At beginning of the year	-	7,575	-	52,548	95,421	155,544
Charge for the year	-	388	-	2,138	5,927	8,453
Transfers	-	-	-	-	13	13
Disposals/Written off	-	-	-	(97)	(1,789)	(1,886)
At end of the year	-	7,963	-	54,589	99,572	162,124
Net book value						
At 30th September, 2000	148,408	27,915	436,225	12,870	21,111	646,529
At 30th September, 1999	148,428	28,308	436,190	13,851	19,407	646,184
Depreciation charge for 1999	-	388	-	2,266	6,642	9,296
Property, plant and equipment are included at cost or valuation as follows:						
Cost	75,640	-	238,143	67,459	120,683	501,925
Valuation	72,768	35,878	198,082	-	-	306,728
	148,408	35,878	436,225	67,459	120,683	808,653

The net book value of the revalued assets of the Group and the Company had these assets been carried at cost less depreciation are RM152.3 million (1999: RM159.3 million) and RM103.6 million (1999: RM103.7 million) respectively.

The net book value of the assets of a subsidiary company held under finance leases amounted to RM2.2 million (1999: RM2.6 million).

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1st October, 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22nd November, 1979. Freehold land and buildings of an overseas subsidiary are shown at Directors' valuation on 30th September, 1992 based on open market value, as expressed by a firm of professional valuers. The leasehold land and plantation development belonging to certain subsidiaries acquired during the year ended 30th September, 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary was revalued by the Directors based on existing use and has been incorporated in the financial statements. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. As allowed by the transitional provisions of International Accounting Standard 16 - Property, Plant and Equipment issued by the Malaysian Accounting Standards Board, these assets have continued to be stated on the basis of their valuations.

The details of the properties of the Group are shown on pages 62 to 67.

11. PROPERTY DEVELOPMENT

	Group 2000 RM'000	Group 1999 RM'000
Freehold land at cost	**58,660**	58,660
Development expenditure	**10,247**	7,350
	68,907	66,010

12. SUBSIDIARY COMPANIES

	Company 2000 RM'000	Company 1999 RM'000
Unquoted shares at cost	**845,273**	796,273
Advances to subsidiaries	**1,142,950**	1,046,886
Advances from subsidiaries	**(163,880)**	(146,944)
	1,824,343	1,696,215
Dividends receivable	**103,930**	108,045
	1,928,273	1,804,260

13. ASSOCIATED COMPANIES

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Shares at cost				
In overseas quoted corporations	**156,322**	156,322	**90,803**	90,803
In unquoted corporations	**77,335**	67,560	**3,872**	3,872
	233,657	223,882	**94,675**	94,675
Provision for diminution in value	**(1,064)**	(1,068)	**-**	-
	232,593	222,814	**94,675**	94,675
Post-acquisition reserves	**349,081**	356,330	**-**	-
	581,674	579,144	**94,675**	94,675
Amount due from associated companies	**1,455**	1,430	**60**	60
	583,129	580,574	**94,735**	94,735
Market value of shares				
In overseas quoted corporations	**314,612**	610,875	**285,492**	559,396

	Group 2000 RM'000	Group 1999 RM'000
Interest in Associated Companies:-		
Share of net tangible assets	**310,604**	335,018
Share of goodwill	**271,070**	244,126
	581,674	579,144

14. OTHER INVESTMENTS

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Shares at cost				
In Malaysia quoted corporations	59,483	29,387	-	-
In overseas quoted corporations	27,779	27,936	-	-
In unquoted corporations	17,698	18,803	7,079	7,079
	104,960	76,126	7,079	7,079
Provision for diminution in value	(19,256)	(14,816)	(6,427)	(6,427)
	85,704	61,310	652	652
Market value of shares				
In quoted corporations	67,515	48,249	-	-

15. INTANGIBLE ASSETS

	Group 2000 RM'000	Group 1999 RM'000
Cost		
At beginning of the year	23,347	24,331
Exchange adjustment	(2,536)	(984)
At end of the year	20,811	23,347
Accumulated amortisation		
At beginning of the year	-	-
Current amortisation	1,129	-
Exchange adjustment	(246)	-
At end of the year	883	-
Net book value	19,928	23,347

16. INVENTORIES

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
These comprise the following:-				
Stocks of produce	203,397	203,564	9,682	8,983
Growing crops	903	1,291	-	-
Livestock	800	2,658	-	-
Stores and materials	123,346	123,085	5,258	5,737
	328,446	330,598	14,940	14,720

17. TRADE RECEIVABLES

	Group 2000 RM'000	Group 1999 RM'000	Company 2000 RM'000	Company 1999 RM'000
Trade receivables	161,090	166,813	3,847	7,016
Provision for doubtful debts	(81)	-	-	-
	161,009	166,813	3,847	7,016

18. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2000 RM'000	1999 RM'000	**2000 RM'000**	1999 RM'000
Other receivables, deposits and prepayments	**94,533**	85,262	**31,328**	52,469
Provision for doubtful debts	**(3,261)**	-	**-**	-
	91,272	85,262	**31,328**	52,469

Included in other receivables, deposits and prepayments of the Group are loans of RM126,000 (1999: RM145,000) granted to full-time directors of subsidiary companies in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

19. CASH AND CASH EQUIVALENTS

	Group		Company	
	2000 RM'000	1999 RM'000	**2000 RM'000**	1999 RM'000
Deposits are placed with:-				
Licensed banks	**298,826**	363,358	**211,752**	294,000
Licensed finance companies	**104,736**	122,247	**72,507**	60,620
	403,562	485,605	**284,259**	354,620
Cash and bank balances	**38,220**	32,948	**1,861**	2,226
	441,782	518,553	**286,120**	356,846

20. BORROWINGS

	Group	
	2000 RM'000	1999 RM'000
Current		
Secured		
Bank overdraft	**36,301**	67,024
Term loans	**34,157**	6,969
	70,458	73,993
Unsecured		
Bank overdrafts	**8,892**	4,729
Export credit refinancing loans	**11,690**	40,795
Bankers' acceptances	**-**	18,726
	20,582	64,250
	91,040	138,243
Non-Current		
Term loans (secured)	**1,761**	4,109

The bank overdrafts are secured on fixed and floating charges on the properties of certain overseas subsidiary companies and corporate guarantees issued by the Company.

The interest rates applicable to these term loans for the year ranged from 5.1% to 8.8% (1999: 6.9% to 8.3%) per annum. These term loans are secured on fixed charges on the assets of certain subsidiary companies and corporate guarantees issued by the Company.

The interest and discount rates charged on the export credit refinancing loans and bankers' acceptances for the year ranged from 2.8% to 3.7% (1999: 2.8% to 10.4%) per annum.

	Group	
	2000	1999
	RM'000	RM'000
Analysis of term loans repayment		
Within one year	**34,157**	6,969
From one to two years	**1,761**	-
From two to five years	**-**	4,109
	35,918	11,078

21. SHARE CAPITAL

	Group and Company	
	2000	1999
	RM'000	RM'000
Shares of RM1 each:-		
Authorised	**1,000,000**	1,000,000
Issued and fully paid		
Balance at beginning of the year	**712,516**	712,801
Shares cancelled on repurchased	**-**	(285)
Balance at end of the year	**712,516**	712,516

The shareholders of the Company granted the authority to the Directors to repurchase its own shares at the Extraordinary General Meeting held on 17th February, 1998 and subsequently renewed at the Annual General Meeting held on 3rd February, 1999. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

In 1999, the Company repurchased a total of 2,624,000 of its issued shares from the open market for a total cost of RM13,665,695. The average cost paid for the shares repurchased was RM5.21 per share. The repurchase transactions were financed by internally generated funds. Of the total shares bought back, 285,000 shares were cancelled and an amount equivalent to their nominal value was transferred to the capital redemption reserve in accordance with the requirement of Section 67A of the Companies Act, 1965. The transfer to capital redemption reserve and the premium paid on the shares repurchased were made out of the retained profits. The balance of 2,339,000 of the repurchased shares are being held as treasury shares in accordance with the requirement of Section 67A of the Companies Act, 1965.

Of the total 712,516,128 issued and fully paid shares, 2,339,000 are held as treasury shares by the Company. As at 30th September, 2000, the number of outstanding shares in issue and fully paid is 710,177,128 (1999: 710,177,128) shares of RM1.00 each.

22. RESERVES

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Non-distributable				
Capital reserve	**78,976**	229,080	**-**	-
Revaluation reserve	**53,345**	53,345	**38,336**	38,336
Exchange fluctuation reserve	**14,210**	80,483	**87,367**	90,608
Capital redemption reserve	**5,185**	285	**285**	285
Revenue reserve - cost of treasury shares	**12,382**	12,382	**12,382**	12,382
	164,098	375,575	**138,370**	141,611
Distributable				
Capital reserve	**1,076,578**	1,049,812	**1,351,652**	1,330,554
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**1,295,792**	1,078,521	**686,432**	633,382
	2,386,707	2,142,670	**2,052,421**	1,978,273
	2,550,805	2,518,245	**2,190,791**	2,119,884

Included under the non-distributable reserves is an amount of RM12,382,000 (1999: RM12,382,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

23. DEFERRED TAXATION

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Balance at beginning of the year	**9,318**	7,391	**39,174**	2,144
Acquired during the year	**-**	774	**-**	-
Transfer from/(to) Income Statement	**5,130**	1,084	**(37,024)**	37,030
	14,448	9,249	**2,150**	39,174
Exchange difference	**(198)**	69	**-**	-
Balance at end of the year	**14,250**	9,318	**2,150**	39,174

Deferred taxation has been provided for in full for all timing differences other than the deferred taxation effects on revalued assets as there is no intention to dispose of these assets in the foreseeable future.

The timing differences on which deferred taxation has been provided for are in respect of the excess of taxation capital allowances over depreciation on property, plant and equipment, provision for retirement benefits and dividend income receivable from subsidiaries by the Company which is taxed based on receipt basis.

24. SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Significant inter-company transactions of the Company are as follows:-

	2000	1999
	RM'000	RM'000
Purchases from subsidiaries	**16,238**	23,410
Sales to subsidiaries	**162,525**	231,527
Interest receivable	**6,954**	8,588
Other expenses	**3,036**	3,981

(b) Significant related party transactions for the Group and the Company with other companies in which certain directors have substantial financial interests are as follows:-

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Purchases of goods	**11,450**	14,038	**6,236**	9,074
Sales of goods	**8,687**	-	**-**	-
Manufacturing charges payable	**939**	975	**603**	622
Management fees receivable	**234**	225	**21**	21
Management fees payable	**1,248**	851	**-**	-
Rental payable	**918**	-	**25**	-
Rental receivable	**699**	-	**-**	-
Freight charges payable	**70**	-	**70**	-

The above transactions have been entered into in the ordinary course of business and transacted at prices agreed between parties.

25. COMMITMENTS

	Group		Company	
	2000	1999	**2000**	1999
	RM'000	RM'000	**RM'000**	RM'000
Capital				
Contracts placed but not completed at 30th September	**5,674**	23,039	**66**	9
Capital expenditure approved by the Board but not contracted for at 30th September	**25,133**	45,884	**638**	279
	30,807	68,923	**704**	288

26. LEASE COMMITMENTS

	Group 2000 RM'000	Group 1999 RM'000
Commitments under non-cancellable operating leases:-		
Expiring within one year	**3,276**	3,047
Expiring between two to five years	**23,896**	21,199
Expiring after five years	**34,150**	29,222
	61,322	53,468

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between 1 and 5 years.

27. CONTINGENT LIABILITY

The Company is contingently liable for RM70.8 million (1999: RM17.1 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30th September, 2000.

28. SUBSIDIARIES AND ASSOCIATES

The names of subsidiary and associated companies are detailed below:-

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2000	Group's percentage interest 1999	Principal activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Limited †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn. Bhd.	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn. Berhad †	Malaysia	Malaysia	**100**	100	Management of plantations
KDC COMPLEX					
Kulumpang Development Corporation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Gocoa Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Berhad	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2000	1999	Principal activities
PLANTATIONS					
KDC COMPLEX					
Pinji Horticulture Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Cultivation of ramie
KL-Kepong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Fajar Palmkel Sdn. Berhad	Malaysia	Malaysia	**100**	100	Kernel crushing
GSSB COMPLEX					
Golden Sphere Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Axe Why Zed Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn. Bhd. †	Malaysia	Malaysia	**70**	70	Plantation
Bornion Estate Sdn. Bhd. †	Malaysia	Malaysia	**60**	60	Plantation
Susuki Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Investment holding
Sabah Holdings Corporation Sdn. Bhd. †	Malaysia	Malaysia	**70**	70	Investment holding
Leluasa Untung Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia *	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia *	Indonesia	**95**	95	Dormant
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn. Bhd.	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn. Bhd.	Malaysia	Malaysia	**88**	88	Manufacturing of esters
KL-Kepong Industrial Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
GLOVE PRODUCTS					
Masif Healthcare Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2000	1999	Principal activities
MANUFACTURING					
SOAP					
Standard Soap Company Limited #	England	England	**100**	100	Manufacturing of toiletries
Beauty Basics Limited #	England	England	**100**	100	Dormant
De Muth Limited #	England	England	**100**	100	Dormant
KLK Cosmetics Limited #	England	England	**100**	100	Dormant
Personality Beauty Products Limited #	England	England	**100**	100	Dormant
Premier Soap Co. Limited #	England	England	**100**	100	Dormant
Zenithpeak Limited #	England	England	**100**	100	Dormant
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Co. Ltd. †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co. Ltd. †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Limited †	Hong Kong	Malaysia	**55**	55	Investment holding
RETAILING					
Crabtree & Evelyn Holdings Limited #	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Limited #	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Limited #	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Limited #	England	England	**100**	100	Manufacturing of toiletries
Windham Toiletries Limited #	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn London Limited #	England	England	**100**	100	Dormant
Scarborough and Company Limited #	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmBH #	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmBH #	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Espana S.A. †	Spain	Spain	**100**	100	Distribution of toiletries
Crabtree & Evelyn Europe B.V. #	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn Industrie S.A. †	France	France	**100**	100	Retailing, distribution and manufacturing of toiletries
Crabtree & Evelyn London S.A. †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd. #	United States of America	United States of America	**100**	100	Retailing, distribution and manufacturing of toiletries
Windham Manufacturing Limited #	United States of America	United States of America	**100**	-	Dormant
Crabtree & Evelyn Canada, Inc. #	Canada	Canada	**100**	80	Retailing and distribution of toiletries
Ecemex S.A. DE C.V. #	Mexico	Mexico	**51**	51	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty. Limited #	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Limited †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2000	1999	Principal activities
RETAILING					
CE Holdings Limited ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc. †	Philippines	Philippines	**70**	70	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte. Ltd. †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Malaysia) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Betatechnic Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
Colville Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn. Berhad	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Jasachem Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KLK Overseas Investments Limited ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
KL-Kepong International Ltd. ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Limited #	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Limited #	England	Malaysia	**100**	100	Investment holding
Quillspur Limited #	England	England	**100**	100	Investment holding
OTHERS					
Kepong Plantations Berhad †	Malaysia	Malaysia	**100**	100	In members' voluntary liquidation
KLK Farms Pty. Limited #	Australia	Australia	**100**	100	Cereal and sheep farming
Rubber Fibreboards Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant

† Companies not audited by KPMG # Companies audited by overseas firms of KPMG †† Companies reviewed by KPMG

* These subsidiaries operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

Associated companies	Country of incorporation	Group's percentage interest 2000	1999	Principal activities
Applied Agricultural Research Sdn. Bhd.	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co. Ltd	People's Republic of China	**13.8**	13.8	Edible oil refining
Clarity Crest Sdn. Bhd.	Malaysia	**30.0**	30.0	Property investment
Esterol Sdn. Bhd.	Malaysia	**50.0**	50.0	Manufacturing of food esters
Key Century Sdn. Bhd.	Malaysia	**30.0**	30.0	Investment holding
Kumpulan Sierramas (M) Sdn. Bhd.	Malaysia	**33.0**	33.0	Property development
Lembah Beringin Sdn. Bhd.	Malaysia	**30.0**	30.0	Property development
Malaysia Pakistan Venture Sdn. Bhd.	Malaysia	**25.0**	25.0	Investment holding
Pearl River Tyre (Holdings) Limited	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
Tawau Bulking Installation Sdn. Bhd.	Malaysia	**49.0**	49.0	Bulking installation
Yule Catto & Co. plc	England	**21.1**	20.4	Chemical and building products

29. SEGMENT INFORMATION - GROUP

Analysis by industry

	Revenue		Profit/(Loss) before Tax		Total Assets Employed	
	2000 RM'000	1999 RM'000	**2000 RM'000**	1999 RM'000	**2000 RM'000**	1999 RM'000
Plantation	**823,305**	1,031,837	**126,142**	299,866	**2,091,945**	2,085,072
Manufacturing	**835,173**	845,543	**77,187**	28,219	**560,007**	545,998
Retailing	**526,215**	490,983	**(36,354)**	(32,330)	**333,022**	369,031
Investment holding	**22,967**	27,999	**22,967**	27,999	**144,976**	144,386
Others	**16,436**	7,893	**(1,347)**	161	**23,443**	61,899
	2,224,096	2,404,255	**188,595**	323,915	**3,153,393**	3,206,386
Exceptional items	**-**	-	**48,513**	2,986	**-**	-
Associated companies	**-**	-	**60,976**	78,691	**583,129**	580,574
Corporate expenses	**-**	-	**(8,005)**	(6,266)	**-**	-
TOTAL	**2,224,096**	2,404,255	**290,079**	399,326	**3,736,522**	3,786,960

Analysis by geographical location

	Revenue		Profit/(Loss) before Tax		Total Assets Employed	
	2000 RM'000	1999 RM'000	**2000 RM'000**	1999 RM'000	**2000 RM'000**	1999 RM'000
Malaysia	**1,379,266**	1,535,578	**207,657**	345,765	**2,317,161**	2,357,975
Australia	**13,256**	5,070	**257**	685	**14,724**	21,034
People's Republic of China	**178,788**	241,440	**5,168**	6,620	**105,278**	112,240
Europe and America	**625,391**	615,636	**(33,920)**	(28,900)	**478,266**	512,159
Indonesia	**22,203**	4,937	**1,420**	(6,173)	**234,149**	199,513
Others	**5,192**	1,594	**8**	(348)	**3,815**	3,465
	2,224,096	2,404,255	**180,590**	317,649	**3,153,393**	3,206,386
Exceptional items	**-**	-	**48,513**	2,986	**-**	-
Associated companies	**-**	-	**60,976**	78,691	**583,129**	580,574
TOTAL	**2,224,096**	2,404,255	**290,079**	399,326	**3,736,522**	3,786,960

30. POST BALANCE SHEET EVENT

On 27th October, 2000, the Group's associated company, Yule Catto & Co. plc ("Yule Catto") announced its expected results for the last quarter of its financial year ending 31st December, 2000. In the announcement, Yule Catto stated that:-

(a) Its profits for its financial year ending 31st December, 2000 will be 25% below market expectations due to:-

(i) high raw material prices arising from high oil prices;

(ii) weakness of the Euro; and

(iii) delay in resumption of raw material supply for its Dutch fine chemicals facility, and that

(b) Yule Catto will take a restructuring charge of up to £25 million against its results for the current financial year to restructure a loss-making operation and this will be largely cash neutral.

The Group's share of Yule Catto's write down for restructuring charges is expected to be up to £5.26 million, which will be taken up as an exceptional item in the Group's current financial year ending 30th September, 2001, after Yule Catto's annual audited accounts for its financial year ending 31st December, 2000 has been released.

31. COMPARATIVE FIGURES

The adoption of the Malaysian Accounting Standards Board (MASB) Standard No. 1 - Presentation of Financial Statements has changed the presentation of the financial statements for the current financial year. Accordingly, additional disclosures have been made to the comparative figures to conform with current year's presentation.

DIRECTORS' STATEMENT

We, Dato' Lee Oi Hian and Yeoh Chin Hin, being two of the Directors of Kuala Lumpur Kepong Berhad do hereby state that, in our opinion, the financial statements set out on pages 28 to 53 are drawn up in accordance with the applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30th September, 2000 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

DATO' LEE OI HIAN
(Executive Chairman)

YEOH CHIN HIN
(Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

16th December, 2000.

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 28 to 53 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
16th day of December, 2000.)

FAN CHEE KUM

Before me:-

S. JAGJIT SINGH
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 28 to 53. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:-

 (i) the state of affairs of the Group and of the Company at 30th September, 2000 and the results of their operations and the cash flows of the Group and of the Company for the year ended on that date; and

 (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act,1965 to be kept by the Company and its subsidiaries, of which we have acted as auditors, have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 28 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualifications or any adverse comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Public Accountants

PETER HO KOK WAI
PARTNER
APPROVAL NUMBER : 1745/12/01 (J)

16th December, 2000.

AREA STATEMENT

at 30th September

	2000 Hectares	2000 % Under Crop	2000 % Of Total Planted Area	1999 Hectares	1999 % Under Crop	1999 % Of Total Planted Area
OIL PALM						
Mature	67,422	63	51	62,377	61	48
Immature	40,119	37	30	39,586	39	31
Total	107,541	100	81	101,963	100	79
RUBBER						
Mature	17,746	76	14	18,173	73	14
Immature	5,607	24	4	6,820	27	5
Total	23,353	100	18	24,993	100	19
COCOA						
Mature	1,291	100	1	1,964	100	2
Immature	-	-	-	-	-	-
Total	1,291	100	1	1,964	100	2
TOTAL PLANTED	132,185		100	128,920		100
Plantable Reserves	7,416			10,810		
Building Sites, etc.	6,327			6,237		
GRAND TOTAL	145,928			145,967		

FIVE YEAR PLANTATION STATISTICS

			2000	1999	1998	1997	1996
OIL PALM							
FFB Production	- own estates	(tonnes)	**1,392,674**	1,271,165	1,128,694	1,228,407	1,132,956
	- sold	(tonnes)	**45,051**	64,055	67,988	77,024	85,722
	- purchased	(tonnes)	**511,406**	577,732	551,042	535,732	470,387
	- total processed	(tonnes)	**1,859,029**	1,784,842	1,611,748	1,687,115	1,517,621
Yield per mature hectare		(tonnes FFB)	**21.28**	21.21	20.28	22.62	22.62
Profit per mature hectare (before replanting expenditure)		(RM)	**2,483**	5,154	5,753	3,190	3,428
Average selling prices:-							
Refined palm products		(RM per tonne ex-refinery)	**1,202**	1,928	2,054	1,286	1,321
Crude palm oil		(RM per tonne ex-mill)	**1,131**	1,711	1,847	1,216	1,249
Palm kernel oil		(RM per tonne ex-mill)	**1,953**	2,490	2,064	1,627	1,623
Palm kernel cake		(RM per tonne ex-mill)	**151**	168	125	175	234
Palm kernels		(RM per tonne ex-mill)	**927**	1,086	1,013	748	806
FFB		(RM per tonne)	**211**	281	407	236	228
RUBBER							
Production	- own estates	('000 kgs)	**24,727**	26,900	25,301	29,283	30,612
	- sold	('000 kgs)	**4,670**	1,891	986	2,715	1,530
	- purchased	('000 kgs)	**2,041**	2,047	2,224	3,343	3,419
	- total processed	('000 kgs)	**22,098**	27,056	26,539	29,911	32,501
Yield per mature hectare		(kgs)	**1,431**	1,585	1,446	1,569	1,613
Profit per mature hectare (before replanting expenditure)		(RM)	**542**	389	1,178	1,531	2,742
Average selling price (net of cess)		(sen/kg)	**311**	273	337	344	394
COCOA							
Production	- own estates	('000 kgs)	**1,004**	2,230	2,092	5,578	4,575
Yield per mature hectare		(kgs)	**680**	982	507	873	745
Profit/(Loss) per mature hectare (before replanting expenditure)		(RM)	**(583)**	1,641	403	614	(183)
Average selling price		(RM/kg)	**3.24**	4.87	5.00	3.54	3.19
PLANTED AREA (weighted average hectares):-							
OIL PALM							
Mature			**65,452**	59,943	55,669	54,311	50,086
Immature			**41,302**	41,524	41,135	30,844	26,017
RUBBER							
Mature			**17,270**	16,972	17,498	18,668	18,976
Immature			**6,254**	8,224	9,392	9,998	8,396
COCOA							
Mature			**1,475**	2,272	4,125	6,386	6,139
Immature			-	-	-	-	-
TOTAL PLANTED AREA			**131,753**	128,935	127,819	120,207	109,614

FIVE YEAR FINANCIAL STATISTICS

	2000 RM'000	1999 RM'000	1998 RM'000	1997 RM'000	1996 RM'000
REVENUE					
Palm Products	**750,913**	950,015	966,613	675,009	628,420
Rubber	**71,587**	78,689	93,198	109,977	142,649
Cocoa Beans	**805**	3,133	3,141	3,252	3,363
Manufacturing	**835,173**	845,543	712,820	482,211	286,295
Retailing	**526,215**	490,983	508,880	372,454	67,822
Investment income	**22,967**	27,999	41,579	39,745	53,480
Other income	**16,436**	7,893	8,494	8,249	7,188
	2,224,096	2,404,255	2,334,725	1,690,897	1,189,217
GROUP PROFIT					
Palm Products	**127,951**	297,638	272,737	171,567	168,272
Rubber	**(949)**	(1,500)	11,505	24,404	44,029
Cocoa	**(860)**	3,728	1,664	3,923	(1,125)
Manufacturing	**77,187**	28,219	(13,226)	(16,730)	(8,822)
Retailing	**(36,354)**	(32,330)	(17,733)	(9,721)	(1,208)
Others	**(1,347)**	161	(1,165)	(269)	720
Share of Profits of Associated Companies	**60,976**	78,691	73,310	63,479	53,403
Investment income	**22,967**	27,999	41,579	39,745	53,480
Exceptional items	**48,513**	2,986	5,838	22,097	369,870
Corporate expenses less other income	**(8,005)**	(6,266)	(6,566)	(5,071)	(7,527)
Profit before taxation	**290,079**	399,326	367,943	293,424	671,092
Taxation	**(73,926)**	(20,690)	(109,808)	(88,113)	(92,000)
Minority Interests	**(14,273)**	(8,230)	15,829	16,388	4,916
	201,880	370,406	273,964	221,699	584,008
Retained Profits brought forward	**1,090,903**	830,305	712,816	615,038	471,578
	1,292,783	1,200,711	986,780	836,737	1,055,586
Cancellation of shares bought back	**-**	(1,284)	-	-	-
	1,292,783	1,199,427	986,780	836,737	1,055,586
APPROPRIATIONS					
Dividends (net of tax)	**102,266**	102,266	128,265	76,270	74,844
Transferred to Reserves	**32,501**	11,704	22,512	20,615	366,681
	1,158,016	1,085,457	836,003	739,852	614,061
Share of associated companies' reserves	**150,158**	5,446	(5,698)	(27,036)	977
RETAINED PROFIT	**1,308,174**	1,090,903	830,305	712,816	615,038

FIVE YEAR FINANCIAL STATISTICS (Continued)

	2000 RM'000	1999 RM'000	1998 RM'000	1997 RM'000	1996 RM'000
CAPITAL EMPLOYED					
Property, plant and equipment	**1,956,345**	1,954,493	1,894,870	1,893,459	1,725,974
Property Development	**68,907**	66,010	65,391	65,384	59,338
Interest in Associated Companies	**583,129**	580,574	573,287	257,898	235,042
Investments	**85,704**	61,310	42,660	102,600	64,265
Intangible Assets	**19,928**	23,347	24,331	19,159	14,543
Goodwill on Consolidation	**14,929**	14,929	-	-	-
Net Current Assets	**651,989**	640,174	488,750	446,665	477,762
Total	**3,380,931**	3,340,837	3,089,289	2,785,165	2,576,924
SOURCES OF FINANCE					
Share Capital	**712,516**	712,516	712,801	712,801	712,801
Reserves	**2,550,805**	2,518,245	2,243,088	1,937,889	1,735,728
Cost of Treasury Shares	**(12,382)**	(12,382)	-	-	-
Deferred Taxation	**14,250**	9,318	7,391	6,727	7,516
Provision for Retirement Benefits	**10,036**	9,515	8,735	8,325	8,001
Minority Interests	**103,590**	92,092	100,537	106,562	101,683
Term Loans	**1,761**	4,109	7,406	4,229	3,392
Finance Leases	**355**	7,424	9,331	8,632	7,803
Total	**3,380,931**	3,340,837	3,089,289	2,785,165	2,576,924
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share - sen	**28.4**	52.1	38.4	31.1	81.9
Dividend rate	**20.0%**	20.0%	25.0%	15.0%	15.0%
Dividend yield at 30th September	**3.8%**	4.3%	5.9%	1.9%	2.3%
P/E ratio at 30th September	**18.7**	8.8	11.1	25.7	7.9

OIL PALM PLANTED AREA / FFB PRODUCTION


'000 hectares
'000 tonnes
100
90
80
70
60
50
40
30
20
10
0
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
2000
1999
1998
1997
1996
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production ('000 tonnes)

RUBBER PLANTED AREA / PRODUCTION


'000 hectares
million kilos
25
20
15
10
5
0
35
30
25
20
15
10
5
0
2000
1999
1998
1997
1996
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production (million kilos)

EARNINGS PER SHARE


Sen
100
80
60
40
20
0
2000
1999
1998
1997
1996

NET TANGIBLE ASSET PER SHARE


RM
5
4
3
2
1
0
2000
1999
1998
1997
1996

SHAREHOLDERS' FUNDS


RM million
3500
3000
2500
2000
1500
1000
500
0
2000
1999
1998
1997
1996

PROPERTIES OF THE GROUP

at 30th September, 2000

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000
PLANTATIONS				
PENINSULAR MALAYSIA				
Ladang Allagar, Trong, Perak.	Freehold	805	Rubber and oil palm estate	12,732
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,658
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,116
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,170	Rubber and oil palm estate	33,094
Ladang Batu Lintang, Serdang, Kedah.	Freehold	1,470	Rubber and oil palm estate	17,892
Ladang Buntar, Serdang, Kedah.	Freehold	547	Rubber and oil palm estate	13,538
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,595	Rubber and oil palm estate	16,171
Ladang Fraser, Kulai, Johor.	Freehold	2,970	Oil palm estate	33,583
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	950	Rubber and oil palm estate	23,308
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,100
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,561
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,123	Rubber and oil palm estate	30,297
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	34,126
Ladang Kemasul, Mengkarak, Pahang.	Freehold	459	Rubber estate	1,019
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,193	Rubber and oil palm estate	27,583
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	32,049
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber and oil palm estate	29,732
Ladang Kuala Hau, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326	305 242	Rubber estate	3,161
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	511 336	Rubber estate	5,950
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	27,351

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,103
Ladang Paloh, Paloh, Johor.	Freehold	2,043	Oil palm estate	28,717
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2907	956 1,155	Oil palm estate	21,970
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,602
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,870
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,727
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber and cocoa estate	16,646
Ladang Serapoh, Parit, Perak.	Freehold	938	Rubber and oil palm estate	9,158
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,483
Ladang Sungei Bekok, Bekok, Johor.	Freehold	636	Oil palm estate	7,849
Ladang Sungei Gapi, Serendah, Selangor.	Freehold	615	Rubber and oil palm estate	5,921
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,712
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	959	Oil palm estate	9,489
Ladang Sungei Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	17,404
Ladang Sungei Tamok, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	16,060
Ladang Tertinggi, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	19,781
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	910 443	Rubber, oil palm and cocoa estate	10,550
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,715	Oil palm estate	17,597
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	934	Rubber and oil palm estate	17,946
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,357
		61,551		

PROPERTIES OF THE GROUP

at 30th September, 2000 (Continued)

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000
EAST MALAYSIA				
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,868
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	32,282
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm and cocoa estate	47,197
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	13,740
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm and cocoa estate	38,452
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,783	Oil palm estate	34,645
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,524	Oil palm estate	32,001
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm and cocoa estate	16,099
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	23,241
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	31,843
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,833	Oil palm estate	30,956
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,770	Oil palm and cocoa estate	39,465
Ladang Sg. Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,644
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,093	Oil palm estate	27,897
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	28,306
		40,308		
INDONESIA				
Kebun Belitung, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	75,603
Kebun Mandau, Riau, Indonesia.	Leasehold expiring in 2020	14,900	Rubber and oil palm estate	59,905
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2028	12,860	Oil palm estate	27,773
		41,825		

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000
OTHER OPERATIONS					
MALAYSIA					
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	6	8,318
KL-Kepong Cocoa Products, Port Klang, Selangor.	Leasehold expiring in 2090	2	Cocoa products factory	8	8,077
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	17	1,289
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	13 to 17	2,723
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	4	4,994
Masif Healthcare Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	11	4,528
Palmamide, Rawang, Selangor.	Freehold	3	Esters factory	4	4,300
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	9	7,487
		92			
Colville Holdings, Setul, Negeri Sembilan.	Freehold	428	Property development	-	9,950
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	16	Property development	-	3,315
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,089 9	Property development	-	26,137
KL-Kepong Property Development, Ijok, Selangor.	Freehold	93	Property development	-	3,430
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	185	Property development	-	3,866
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	11,961
		2,173			
Annex & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	52	38
Bunge & Arundel, Frasers Hill, Pahang.	Leasehold expiring between 2021 and 2030	8,981 sq.m.	Holiday bungalows	51	263

PROPERTIES OF THE GROUP

at 30th September, 2000 (Continued)

LOCATION	TENURE	TITLED AREA *	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold	5,392 sq.m.	Head Office building	15	3,897
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	38	1
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Freehold	2,847 sq.m.	Residential bungalow	34	1
10, Jalan Golf Club, Ipoh, Perak.	Freehold	9,990 sq.m.	Residential bungalow	71	38
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	3	694
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	284
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2930	2	Tawau Office	7	1,136
Leluasa Untung Sdn Bhd, New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	3	Proposed Refinery	-	3,384
		10			
AUSTRALIA					
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	2,564
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	4,445
		8,379			
PEOPLE'S REPUBLIC OF CHINA					
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	4	12,018
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	5	15,293
		5			

* Titled area is in hectares except otherwise indicated.

LOCATION	TENURE	TITLED AREA *	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000
UNITED KINGDOM					
6, Lovat Lane, London.	Freehold	95 sq.m.	Office building	150	3,471
55-57, South Edwardes Square, London.	Freehold	391 sq.m.	Office building	97	2,957
Gerrard Place, Skelmersdale, Lancashire.	Freehold	2	Toiletries factory	27	2,966
Pontyclun, Wales.	Freehold	2	Toiletries factory	37	9,889
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	35	8,786
		6			
UNITED STATES					
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	17	19,816
CANADA					
London Ontario, Canada.	Freehold	2	Office and warehouse	15	1,099
Group Total		154,367			

* Titled area is in hectares except otherwise indicated.

LOCATION OF THE PLANTATIONS IN MALAYSIA
AT 30TH SEPTEMBER, 2000


Kedah
Perak
Kelantan
Pahang
Straits of Malacca
South China Sea

MALAYSIA Hectares

Kedah

		Hectares
1	Batu Lintang ▲ ■	1,470
2	Buntar	547
3	Ghim Khoon	950
4	Pelam	2,526

Perak

5	Allagar	805
6	Glenealy	1,084
7	Kuala Kangsar	847
8	Serapoh	938
9	Subur	1,290

Selangor

10	Changkat Asa ▲ ○	1,595
11	Sungei Gapi	615
12	Tuan Mee ▲	1,715

Negeri Sembilan

13	Ayer Hitam	2,640
14	Batang Jelai ●	2,170
15	Gunong Pertanian	686
16	Jeram Padang ▲ ■	2,123
17	Kombok	1,916
18	Ulu Pedas	934

Johore

19	Ban Heng	631
20	Fraser ▲	2,970
21	Kekayaan	2,818
22	Landak ▲	2,833
23	New Pogoh	1,560
24	Paloh ▲	2,043
25	See Sun	589
26	Sungei Bekok	636
27	Sungei Penggeli	959
28	Sungei Tamok	1,619
29	Tertinggi	1,619
30	Voules ○	2,977

Pahang

31	Kemasul	459
32	Renjok	1,579
33	Selborne ■ ◆	1,282
34	Sungei Kawang	1,890
35	Tuan	1,353

Kelantan

36	Kerilla ■	2,193
37	Kuala Gris	2,429
38	Kuala Hau	547
39	Pasir Gajah ▲	2,111
40	Sungei Sokor	1,603



AUSTRALIA
46 Perth
47
INDONESIA
44
45
Tanjung Pandan 43
Belitung
Sumatra
Jakarta

Sabah

(41) KDC COMPLEX		
	Jatika	3,515
	Pang Burong	2,548
	Pangeran	2,783
	Pinang ◆	2,524
	Ringlet	1,843
	Sigalong	2,833
	Sri Kunak	2,770
	Tundong ✸ ▲ ★	2,093
(42) GSSB COMPLEX		
	Bornion ▲	3,233
	Segar Usaha	2,792
	Bukit Tabin	2,916
	Lungmanis ▲	1,656
	Rimmer ▲	2,730
	Sg Silabukan	2,654
	Tungku	3,418

INDONESIA

(43)	Kebun Belitung ▲	14,065
(44)	Kebun Mandau □	14,900
(45)	Kebun Nilo	12,860

AUSTRALIA

(46)	Erregulla Farm	5,290
(47)	Warrening Gully Farm	3,089

LEGEND

- ▲ With Palm Oil Mill
- ■ With SMR Factory
- □ With SIR Factory
- ● With Concentrate Latex Factory
- O With SMR and Concentrate Latex Factory
- ◆ With Cocoa Factory
- ★ With Kernel Crushing Plant
- ✸ With Refinery

SHAREHOLDING STATISTICS

at 1st December, 2000

AUTHORISED SHARE CAPITAL - RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL - RM712,516,128
CLASS OF SHARES - Shares of RM1 each

Breakdown of Shareholdings

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Share Capital #
1 - 499	256	2.79	52,189	0.01
500 - 5,000	6,010	65.50	12,552,562	1.77
5,001 - 10,000	1,262	13.75	9,544,304	1.34
10,001 - 100,000	1,433	15.62	39,788,623	5.60
100,001 - 1,000,000	183	1.99	54,671,065	7.70
Above 1,000,000	32	0.35	593,568,385	83.58
TOTAL	9,176	100.00	710,177,128	100.00

Twenty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. of Shares	% of Issued Share Capital #
1.	Batu Kawan Berhad	313,784,896	44.18
2.	Permodalan Nasional Berhad	75,333,000	10.61
3.	Employees Provident Fund Board (KWSP)	62,966,500	8.87
4.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera	38,902,150	5.48
5.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	28,523,039	4.02
6.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Sekim Amanah Saham Nasional	15,266,000	2.15
7.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Malaysia	10,426,000	1.47
8.	Malaysia Nominees (Tempatan) Sendirian Berhad - Great Eastern Life Assurance (Malaysia) Berhad (MLF)	7,334,000	1.03
9.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Wawasan 2020	6,499,000	0.92
10.	Malaysia National Insurance Berhad	4,291,500	0.60
11.	Lembaga Tabung Haji	3,862,000	0.54
12.	Wan Hin Investments Sdn. Berhad	3,750,000	0.53
13.	HSBC Nominees (Asing) Sdn. Bhd. - BBH and Co Boston for GMO Emerging Markets Fund	2,838,000	0.40
14.	Asia Life (M) Berhad - Malaysia Life Fund	2,230,000	0.31
15.	Yeoh Chin Hin Investments Sdn. Berhad	2,030,000	0.29
16.	Mayban Nominees (Asing) Sdn. Bhd. - The Bank of New York (N14011930200)	1,925,100	0.27
17.	Cartaban Nominees (Asing) Sdn. Bhd. - SSBT Fund 2R26 for Bernstein Emerging Markets Value Portfolio	1,822,000	0.26
18.	Cartaban Nominees (Asing) Sdn. Bhd. - SSBT Fund ZV6M for State Street Bank & Trust Funds for Employee Trusts	1,651,700	0.23
19.	Pertubuhan Keselamatan Sosial	1,405,500	0.20
20.	FELDA Agricultural Services Sdn. Bhd.	1,370,000	0.19
	TOTAL	586,210,385	82.55

Calculated based on 710,177,128 shares, which do not include the 2,339,000 treasury shares.

Substantial Shareholders

According to the register required to be kept under Section 69L of the Companies Act, 1965, the following are the substantial shareholders of the Company:-

	Name	No. of Shares	% of issued Share Capital #
1.	Batu Kawan Berhad *	314,033,896	44.22
2.	Permodalan Nasional Berhad **	75,333,000	10.61
3.	Employees Provident Fund Board (KWSP)	62,966,500	8.87
4.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera	38,902,150	5.48
5.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	28,912,039	4.07
6.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Sekim Amanah Saham Nasional	15,266,000	2.15
7.	HSBC Nominees (Asing) Sdn. Bhd. (As bare trustee : none of the beneficial owners is a substantial shareholder)	14,510,002	2.04

* By virtue of Section 6A of the Companies Act, 1965, Wan Hin Investments Sdn. Bhd. group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Lee Soon Hian are substantial shareholders of Di-Yi Sdn. Bhd., High Quest Holdings Sdn. Bhd. and Elionai Sdn. Bhd. respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn. Bhd. and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests.

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company.

Calculated based on 710,177,128 shares, which do not include the 2,339,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

This page has been intentionally left blank.

KUALA LUMPUR KEPONG BERHAD (15043-V)
(Incorporated in Malaysia)

Proxy Form

No. of Shares	: ....
CDS Account No.	: ....
Tel No.	: ....
Fax No.	: ....

I/We ....
(Block Letters)

of ....

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No. ....

and/or .... NRIC/Passport No. ....
or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 21st February, 2001 and at any adjournment thereof, and to vote as indicated below:-

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to:-	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final and Special Dividends		
	Re-election of Directors:-		
3	Ong Beng Kee		
4	Dato' Lee Hau Hian		
	Re-appointment of Directors pursuant to Section 129 (6), Companies Act, 1965:-		
5	Yeoh Chin Hin		
6	Charles Letts		
7	Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman		
8	Tan Sri Dato' Thong Yaw Hong		
9	Directors' fees		
10	Re-appointment & Remuneration of Auditors		
11	Proposed Authority to Buy Back Shares		

Date ....

....
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which forms part of the proxy form.

Fold this flap for sealing

Stamp

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S. P. SEENIVASAGAM,
30000 IPOH, PERAK DARUL RIDZUAN,
MALAYSIA.

2nd fold here

1st fold here

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first named shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.